UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of August 2018

Commission File Number: 1-07952

KYOCERA CORPORATION

(Translation of registrant’s name into English)

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ SHOICHI AOKI
(Signature)
Shoichi Aoki
Director,
Managing Executive Officer and
General Manager of
Corporate Management Control Group

Date: August 10, 2018

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	English translation of the Quarterly Report (“shihanki-hokokusho”) for the three months ended June 30, 2018 submitted to the Director of the Kanto Local Finance Bureau of the Ministry of Finance pursuant to the Financial Instruments and Exchange Law of Japan

Quarterly Report

(English summary with full translation of consolidated financial information)

(The First Quarter of 65th Business Term)

From April 1, 2018 to June 30, 2018

KYOCERA CORPORATION

[Cover]

[Document Filed]	Quarterly Report (“Shihanki Hokokusho”)

[Applicable Law]	Article 24-4-7, Paragraph 1 of the Financial Instruments and Exchange Act of Japan

[Filed with]	Director, Kanto Local Finance Bureau

[Filing Date]	August 10, 2018

[Fiscal Period]	The First Quarter of 65th Business Term (from April 1, 2018 to June 30, 2018)

[Company Name]	Kyocera Kabushiki Kaisha

[Company Name in English]	KYOCERA CORPORATION

[Title and Name of Representative]	Hideo Tanimoto, Director and President

[Address of Head Office]	6, Takeda Tobadono-cho, Fushimi-ku, Kyoto

[Phone Number]	+81-75-604-3500

[Contact Person]	Shoichi Aoki, Director, Managing Executive Officer and General Manager of Corporate Management Control Group

[Contact Address]	6, Takeda Tobadono-cho, Fushimi-ku, Kyoto

[Phone Number]	+81-75-604-3500

[Contact Person]	Shoichi Aoki, Director, Managing Executive Officer and General Manager of Corporate Management Control Group

[Place Where Available for Public Inspection]	Tokyo Stock Exchange, Inc. (2-1, Nihombashi Kabutocho, Chuo-ku, Tokyo)

This is an English translation of the Quarterly Report filed with the Director of the Kanto Local Finance Bureau via Electronic Disclosure for Investors’ NETwork (“EDINET”) pursuant to the Financial Instruments and Exchange Act of Japan.

Part I. Information on Kyocera

I. Overview of Kyocera

1. Selected Financial Data

	For the three months ended June 30, 2017	For the three months ended June 30, 2018	For the year ended March 31, 2018
	(Yen in millions except per share amount)
Sales revenue	345,162	387,484	1,577,039
Profit before income taxes	49,353	55,488	129,992
Profit attributable to owners of the parent	35,026	42,284	79,137
Comprehensive income attributable to owners of the parent	55,309	122,829	43,131
Equity attributable to owners of the parent	2,360,127	2,388,680	2,325,791
Total assets	3,101,844	3,210,051	3,128,813
Earnings per share attributable to owners of the parent—Basic (Yen)	95.25	116.29	215.22
Earnings per share attributable to owners of the parent—Diluted (Yen)	95.23	116.26	215.20
Ratio of equity attributable to owners of the parent to total assets (%)	76.1	74.4	74.3
Cash flows from operating activities	59,772	70,347	158,905
Cash flows from investing activities	(41,315)	(6,262)	(53,128)
Cash flows from financing activities	(22,512)	(61,490)	(51,572)
Cash and cash equivalents at the end of the period (year)	374,641	433,047	424,938

(Notes)	1.	Kyocera Corporation and its consolidated subsidiaries (hereinafter, “Kyocera”) prepared its condensed quarterly consolidated financial statements and consolidated financial statements in accordance with International Financial Reporting Standards (hereinafter, “IFRS”), and the figures are presented in Japanese yen and amounts less than one million yen are rounded.

	2.	Sales revenue do not include consumption taxes.

	3.	As Kyocera prepared the condensed quarterly consolidated financial statements, the selected non-consolidated financial data was not set forth in this document.

2. Description of Business

There were no significant changes in the business and operations of Kyocera and its associates during the three months ended June 30, 2018 (hereinafter, “the first quarter”). There were no changes in the organizations of major subsidiaries and associates.

II. Business Overview

1. Risk Factors

There were no new risk factors recognized during the first quarter. There were no significant changes from the risk factors stated in the Annual Report for the year ended March 31, 2018 pursuant to the Financial Instruments and Exchange Act of Japan.

2. Management’s Discussion and Analysis of Financial Position, Operating Results and Cash Flows

Commencing from the beginning of its year ending March 31, 2019 (hereinafter, “fiscal 2019”), Kyocera has adopted the IFRS in lieu of the Generally Accepted Accounting Principles of the United States of America (hereinafter, “U.S. GAAP”). In addition, financial figures appearing herein for the three months ended June 30, 2017 (hereinafter, “the previous first quarter”) and the year ended March 31, 2018 (hereinafter, “fiscal 2018”) have been prepared in accordance with IFRS for the purpose of comparative analysis. Please refer to “Note 18. First-Time Adoption” under “IV. Condensed Quarterly Consolidated Financial Statements and Other Information” for details.

The future matter written in this document is determined at the date of submission of this Quarterly Report.

(1) Summary of Operating Results

	For the three months ended June 30, 2017		For the three months ended June 30, 2018		Change
	Amount	%*	Amount	%*	Amount	%
	(Yen in millions)
Sales revenue	345,162	100.0	387,484	100.0	42,322	12.3
Operating profit	31,260	9.1	37,104	9.6	5,844	18.7
Profit before income taxes	49,353	14.3	55,488	14.3	6,135	12.4
Profit attributable to owners of the parent	35,026	10.1	42,284	10.9	7,258	20.7
Average U.S. dollar exchange rate (yen)	111	—	109	—	—	—
Average Euro exchange rate (yen)	122	—	130	—	—	—

*	% represents the percentage to sales revenue.

Sales revenue in the Electronic Devices Group and the Industrial & Automotive Components Group for the first quarter increased due to solid demand coupled with contributions from merger and acquisition activities conducted in fiscal 2018. Sales revenue in the Document Solutions Group also increased on the back of aggressive sales promotion activities. As a result, sales revenue for the first quarter increased by 42,322 million yen, or 12.3%, to 387,484 million yen, compared with the previous first quarter, marking a record high for first quarter sales revenue.

Profits increased compared with the previous first quarter reflecting the sales growth and efforts to reduce costs. Operating profit increased by 5,844 million yen, or 18.7%, to 37,104 million yen, profit before income taxes increased by 6,135 million yen, or 12.4%, to 55,488 million yen, and profit attributable to owners of the parent increased by 7,258 million yen, or 20.7%, to 42,284 million yen, compared with the previous first quarter.

Average exchange rates for the first quarter were 109 yen to the U.S. dollar, marking appreciation of 2 yen (1.8%), and 130 yen to the Euro, marking depreciation of 8 yen (6.6%), compared with the previous first quarter. As a result, sales revenue and profit before income taxes after translation into yen for the first quarter were pushed up by approximately 2 billion yen, respectively, compared with the previous first quarter.

Sales Revenue by Reporting Segment

	For the three months ended June 30, 2017		For the three months ended June 30, 2018		Change
	Amount	%*	Amount	%*	Amount	%
	(Yen in millions)
Industrial & Automotive Components Group	61,185	17.7	81,956	21.1	20,771	33.9
Semiconductor Components Group	60,786	17.6	60,649	15.7	(137)	(0.2)
Electronic Devices Group	63,120	18.3	88,284	22.8	25,164	39.9

Total Components Business	185,091	53.6	230,889	59.6	45,798	24.7

Communications Group	57,071	16.5	51,610	13.3	(5,461)	(9.6)
Document Solutions Group	80,973	23.5	88,796	22.9	7,823	9.7
Life & Environment Group	24,606	7.1	18,692	4.8	(5,914)	(24.0)

Total Equipment & Systems Business	162,650	47.1	159,098	41.0	(3,552)	(2.2)

Others	5,245	1.5	4,932	1.3	(313)	(6.0)
Adjustments and eliminations	(7,824)	(2.2)	(7,435)	(1.9)	389	—

Sales revenue	345,162	100.0	387,484	100.0	42,322	12.3

* % represents the component ratio.
Business Profit (Loss) by Reporting Segment
	For the three months ended June 30, 2017		For the three months ended June 30, 2018		Change
	Amount	%*	Amount	%*	Amount	%
	(Yen in millions)
Industrial & Automotive Components Group	6,103	10.0	10,416	12.7	4,313	70.7
Semiconductor Components Group	7,651	12.6	5,846	9.6	(1,805)	(23.6)
Electronic Devices Group	8,427	13.4	14,397	16.3	5,970	70.8

Total Components Business	22,181	12.0	30,659	13.3	8,478	38.2

Communications Group	1,002	1.8	(2,241)	—	(3,243)	—
Document Solutions Group	9,160	11.3	10,348	11.7	1,188	13.0
Life & Environment Group	(1,310)	—	(3,015)	—	(1,705)	—

Total Equipment & Systems Business	8,852	5.4	5,092	3.2	(3,760)	(42.5)

Others	412	7.9	617	12.5	205	49.8

Total business profit	31,445	9.1	36,368	9.4	4,923	15.7

Corporate gains and share of net profit of investments accounted for using the equity method	18,196	—	19,465	—	1,269	7.0
Adjustments and eliminations	(288)	—	(345)	—	(57)	—

Profit before income taxes	49,353	14.3	55,488	14.3	6,135	12.4

*	% represents the percentage to sales revenue of each corresponding segment.

The analysis of Reporting Segment is as follows:

a. Industrial & Automotive Components Group

Sales revenue in this reporting segment increased compared with the previous first quarter due to a significant increase in sales revenue of industrial tools resulting from growing demand and merger and acquisition activities. Sales revenue of fine ceramic parts used in semiconductor processing equipment also increased on the back of a buoyant market. Business profit increased markedly due to the growth in sales revenue and cost reductions.

b. Semiconductor Components Group

Sales revenue in this reporting segment were roughly on par with the previous first quarter. Despite an increase in sales revenue of organic packages mainly for automobile applications, demand for ceramic packages for optical communications was down relative to the previous first quarter, which registered a high level of sales, due mainly to the impact of inventory adjustments. Business profit decreased due to lower sales revenue of ceramic packages.

c. Electronic Devices Group

Sales revenue of ceramic capacitors for smartphones increased. Demand for printing devices for industrial equipment was also strong. Merger and acquisition activities at AVX Corporation, a U.S. subsidiary, also made a contribution. As a result, sales revenue and business profit in this reporting segment increased significantly compared with the previous first quarter.

d. Communications Group

Sales revenue decreased compared with the previous first quarter and a business loss was recorded in this reporting segment due to a decline in sales revenue in the telecommunications equipment business, despite increases in sales revenue and profit in the information and communications services business, which provides engineering services, etc.

e. Document Solutions Group

Sales revenue and business profit increased in this reporting segment compared with the previous first quarter due to an increase in sales volume resulting from aggressive sales promotion activities, contributions from merger and acquisition activities and the impact of foreign exchange rate fluctuations.

f. Life & Environment Group

Sales revenue in this reporting segment decreased compared with the previous first quarter due to a decline in sales revenue in the solar energy business. A business loss was recorded due primarily to this decrease in sales revenue and an increase in research and development expenses.

(2) Summary of Cash Flows

	For the three months ended June 30, 2017	For the three months ended June 30, 2018	Change
	(Yen in millions)
Cash flows from operating activities	59,772	70,347	10,575
Cash flows from investing activities	(41,315)	(6,262)	35,053
Cash flows from financing activities	(22,512)	(61,490)	(38,978)
Effect of exchange rate changes on cash and cash equivalents	2,501	5,514	3,013
Increase (decrease) in cash and cash equivalents	(1,554)	8,109	9,663
Cash and cash equivalents at the beginning of the year	376,195	424,938	48,743
Cash and cash equivalents at the end of the period	374,641	433,047	58,406

Cash and cash equivalents at June 30, 2018 increased by 8,109 million yen, or 1.9%, to 433,047 million yen from 424,938 million yen at March 31, 2018.

a. Cash flows from operating activities

Net cash provided by operating activities for the first quarter increased by 10,575 million yen, or 17.7%, to 70,347 million yen from 59,772 million yen for the previous first quarter. This was due mainly to an increase in profit for the period.

b. Cash flows from investing activities

Net cash used in investing activities for the first quarter decreased by 35,053 million yen, or 84.8%, to 6,262 million yen from 41,315 million yen for the previous first quarter. This reflected that the withdrawal of time deposit exceeded the acquisition for the first quarter although the acquisition exceeded the withdrawal for the previous first quarter.

c. Cash flows from financing activities

Net cash used in financing activities for the first quarter increased by 38,978 million yen, or 173.1%, to 61,490 million yen from 22,512 million yen for the previous first quarter. This was due mainly to the purchase of treasury stock.

(3) Liquidity and Capital Resources

For the main short-term demand of funds, Kyocera expects to pay for capital expenditures, research and development, merger and acquisition and cash dividends in addition to operation funds for business operations. The source of Kyocera’s short-term funding is primarily cash earned by sales activities. Some of Kyocera’s consolidated subsidiaries are funded by borrowing from financial institutions in several different currencies, primarily in Euro.

Based on the resolution of the ordinary general meeting of shareholders held on June 26, 2018, Kyocera held a year-end dividend, totaling 22,062 million yen, or 60 yen per share, on June 27, 2018, to all shareholders as of March 31, 2018.

Since Kyocera has 433,047 million yen in cash and cash equivalents at the end of first quarter, Kyocera recognizes that there are few concerns about the shortage of future predictable financial needs. In the future, in the event of a deteriorating market demand trend or a decline in product prices exceeding Kyocera’s expectations, the impact on Kyocera’s financial position and operating results could adversely affect the liquidity of Kyocera’s capital.

(4) Business and Financial Tasks to be Addressed

There were no new business and financial tasks to be addressed during the first quarter. There were no significant changes from the content in the Annual Report for the year ended March 31, 2018 pursuant to the Financial Instruments and Exchange Act of Japan.

(5) Research and Development Activities

Research and development expenses in the first quarter increased by 3,129 million yen, or 23.0%, to 16,713 million yen from 13,584 million yen for the previous first quarter. This increase was due mainly to merger and acquisition activities conducted in fiscal 2018 and an increase in research and development expenses for automotive-related market. There were no significant changes in the status of research and development activities from the Annual Report for the year ended March 31, 2018 pursuant to the Financial Instruments and Exchange Act of Japan.

(6) Summary of Production, Orders and Sales

Orders by Reporting Segments

	For the three months ended June 30, 2017		For the three months ended June 30, 2018		Change
	Amount	%*	Amount	%*	%
	(Yen in millions)
Industrial & Automotive Components Group	63,589	17.7	85,096	21.1	33.8
Semiconductor Components Group	62,569	17.4	62,317	15.5	(0.4)
Electronic Devices Group	70,738	19.7	100,423	24.9	42.0

Total Components Business	196,896	54.8	247,836	61.5	25.9

Communications Group	61,909	17.2	53,408	13.3	(13.7)
Document Solutions Group	81,298	22.6	88,449	21.9	8.8
Life & Environment Group	21,827	6.1	16,957	4.2	(22.3)

Total Equipment & Systems Business	165,034	45.9	158,814	39.4	(3.8)

Others	3,509	1.0	3,205	0.8	(8.7)
Adjustments and eliminations	(6,050)	(1.7)	(6,821)	(1.7)	—
Orders	359,389	100.0	403,034	100.0	12.1

*	% represents the component ratio.

(Note)

Kyocera flexibly produces in accordance with growing demands, customer’s request and market changes. Therefore results of production is similar to results of sales. Summary of production and sales is correlated to the description on “(1) Summary of Operating Results Sales Revenue by Reporting Segment.”

3. Material Agreements

Agreements for absorption type merger

Kyocera Corporation, at a meeting of its Board of Directors held on May 25, 2018, resolved that Kyocera Corporation will merge with Kyocera Display Corporation and Kyocera Optec Co., Ltd., both of which are wholly-owned subsidiaries of Kyocera Corporation in order to strength the management platform with further expanding liquid crystal displays and optical component businesses, effective as of October 1, 2018. Kyocera Corporation entered into those merger agreements on May 25, 2018.

III. Corporate Information

1. Information on Kyocera’s shares and others

(1) Total number of shares and others

a. Total number of shares

Class	Total number of shares authorized to be issued (shares)
Common stock	600,000,000
Total	600,000,000

b. Shares issued

Class	Number of shares issued as of June 30, 2018 (shares)	Number of shares issued as of the filing date (shares) (August 10, 2018)	Stock exchange on which Kyocera is listed or authorized financial instruments firms association where Kyocera is registered	Description
Common stock	377,618,580	377,618,580	Tokyo Stock Exchange (the first section)	This is Kyocera’s standard stock. There is no restriction on contents of the right of the stock. The number of shares per one unit of shares is 100 shares.
Total	377,618,580	377,618,580	—	—

(Note)	Kyocera filed an application for delisting from the New York Stock Exchange (“NYSE”) on June 15, 2018, and its delisting from the NYSE became effective on June 26, 2018.

(2) Information on the stock acquisition rights and others

a. Details of stock option plans

Not applicable

b. Other information about stock acquisition rights.

Not applicable

(3) Information on moving strike convertible bonds

Not applicable

(4) Changes in the total number of shares issued and the amount of common stock and others

Date	Change in the total number of shares issued (shares)	Balance of the total number of shares issued (shares)	Changes in common stock (Yen in millions)	Balance of common stock (Yen in millions)	Changes in additional paid-in capital (Yen in millions)	Balance of additional paid-in capital (Yen in millions)
From April 1, 2018 to June 30, 2018	—	377,618,580	—	115,703	—	192,555

(5) Major shareholders

Not applicable

(6) Information on voting rights

Information on voting rights as of March 31, 2018 is stated in this item because Kyocera does not identify the number of voting rights as of June 30, 2018 due to the lack of information on the details entered in the shareholders registry as of June 30, 2018.

a. Shares issued

Classification	Number of shares (shares)	Number of voting rights	Description
	As of March 31, 2018
Shares without voting right	—	—	—
Shares with restricted voting rights (treasury stock)	—	—	—
Shares with restricted voting rights (others)	—	—	—
Shares with full voting right (treasury stock)	(Number of treasury stock) Common stock 9,910,800	—	This is Kyocera’s standard stock. There is no restriction on contents of the right of the stock. The number of shares per one unit of shares is 100 shares.
Shares with full voting right (others)	Common stock 367,342,100	3,673,421	Same as above
Shares less than one unit	Common stock 365,680	—	—
Number of shares issued	377,618,580	—	—

Total number of voting rights	—	3,673,421	—

(Note)

The “Shares with full voting rights (others)” column includes 1,100 shares registered in the name of Japan Securities Depository Center (“JASDEC”) and the “Number of voting rights” column includes 11 voting rights for those shares.

b. Treasury stock and others

Name of shareholder	Address	Number of shares held under own name (shares)	Number of shares held under the name of others (shares)	Total shares held (shares)	Ownership percentage to the total number of shares issued (%)
		As of March 31, 2018
Kyocera Corporation	6, Takeda Tobadono- cho, Fushimi-ku, Kyoto	9,910,800	—	9,910,800	2.63
Total	—	9,910,800	—	9,910,800	2.63

(Note)	Kyocera Corporation held 15,862,300 shares of treasury stock as of June 30, 2018.

2. Changes in Directors and Senior Management

Not Applicable

IV. Condensed Quarterly Consolidated Financial Statements and Other Information

1. Condensed Quarterly Consolidated Financial Statements

(1) Condensed Quarterly Consolidated Statement of Financial Position

	Note	The date of transition to IFRS (April 1, 2017)	As of March 31, 2018	As of June 30, 2018
		(Yen in millions)
Assets
Current assets
Cash and cash equivalents		376,195	424,938	433,047
Short-term investments	13	297,371	196,802	176,493
Trade and other receivables	10	337,371	382,659	340,144
Other financial assets	13	7,778	12,996	10,403
Inventories		331,155	364,875	369,548
Other current assets	14	79,755	83,629	86,401

Total current assets		1,429,625	1,465,899	1,416,036
Non-current assets
Debt and equity instruments	13	1,146,608	1,071,990	1,181,127
Investments accounted for using the equity method		5,863	3,874	4,070
Other financial assets	13	13,429	15,681	15,713
Property, plant and equipment		254,341	288,898	306,959
Goodwill	7	110,470	144,268	147,196
Intangible assets	7	61,235	80,186	79,490
Deferred tax assets		56,614	41,370	41,800
Other non-current assets		6,452	16,647	17,660

Total non-current assets		1,655,012	1,662,914	1,794,015

Total assets		3,084,637	3,128,813	3,210,051

The accompanying notes are an integral part of these statements.

	Note	The date of transition to IFRS (April 1, 2017)	As of March 31, 2018	As of June 30, 2018
		(Yen in millions)
Liabilities and Equity
Liabilities
Current liabilities
Trade and other payables	14	190,292	216,685	210,290
Other financial liabilities	13	8,735	5,039	9,689
Income tax payables		15,707	19,436	17,572
Accrued expenses	10	108,367	114,049	98,634
Provisions	14, 15	14,225	32,302	31,679
Other current liabilities	10	27,492	31,876	42,135

Total current liabilities		364,818	419,387	409,999
Non-current liabilities
Long-term financial liabilities	13	5,292	7,370	9,462
Retirement benefit liabilities		28,794	29,112	28,768
Deferred tax liabilities		255,281	220,950	242,841
Provisions	14, 15	6,488	19,914	20,239
Other non-current liabilities		12,286	18,781	19,312

Total non-current liabilities		308,141	296,127	320,622

Total liabilities		672,959	715,514	730,621
Equity
Common stock		115,703	115,703	115,703
Capital surplus		165,172	165,079	164,955
Retained earnings		1,532,866	1,577,641	1,600,836
Other components of equity		545,452	499,710	579,530
Treasury stock	9	(32,309)	(32,342)	(72,344)

Total equity attributable to owners of the parent		2,326,884	2,325,791	2,388,680
Non-controlling interests		84,794	87,508	90,750

Total equity		2,411,678	2,413,299	2,479,430

Total liabilities and equity		3,084,637	3,128,813	3,210,051

The accompanying notes are an integral part of these statements.

(2) Condensed Quarterly Consolidated Statement of Profit or Loss

	Note	For the three months ended June 30, 2017	For the three months ended June 30, 2018
		(Yen in millions except per share amounts)
Sales revenue	6, 10	345,162	387,484
Cost of sales	8	247,841	278,234

Gross profit		97,321	109,250
Selling, general and administrative expenses	8	66,061	72,146

Operating profit		31,260	37,104
Finance income	13	18,564	18,437
Finance expenses		160	203
Foreign exchange gains (losses)		(590)	(445)
Share of net profit of investments accounted for using the equity method		25	367
Other, net		254	228

Profit before income taxes	6	49,353	55,488
Income taxes	11	12,771	10,687

Profit for the period		36,582	44,801

Profit attributable to:
Owners of the parent		35,026	42,284
Non-controlling interests		1,556	2,517

Profit for the period		36,582	44,801

Per share information:	12
Earnings per share attributable to owners of the parent
Basic		95.25 yen	116.29 yen
Diluted		95.23 yen	116.26 yen

The accompanying notes are an integral part of these statements.

(3) Condensed Quarterly Consolidated Statement of Comprehensive Income

	Note	For the three months ended June 30, 2017	For the three months ended June 30, 2018
		(Yen in millions)
Profit for the period		36,582	44,801
Other comprehensive income, net of taxation
Items that will not be reclassified to profit or loss:
Financial assets measured at fair value through other comprehensive income		—	72,278
Re-measurement of defined benefit plans		—	—

Total items that will not be reclassified to profit or loss		—	72,278
Items that may be reclassified subsequently to profit or loss:
Net unrealized gains (losses) on securities		14,993	—
Net changes in fair value of cash flow hedge		(78)	6
Exchange differences on translating foreign operations		6,017	10,023
Share of other comprehensive income of investments accounted for using the equity method		22	89

Total items that may be reclassified subsequently to profit or loss		20,954	10,118

Total other comprehensive income		20,954	82,396

Comprehensive income for the period		57,536	127,197

Comprehensive income attributable to:
Owners of the parent		55,309	122,829
Non-controlling interests		2,227	4,368

Comprehensive income for the period		57,536	127,197

The accompanying notes are an integral part of these statements.

(4) Condensed Quarterly Consolidated Statement of Changes in Equity

For the three months ended June 30, 2017

		Total equity attributable to owners of the parent						Non- controlling interests	Total equity
	Note	Common Stock	Capital surplus	Retained earnings	Other components of equity	Treasury stock	Total
	(Yen in millions)
Balance as of April 1, 2017		115,703	165,172	1,532,866	545,452	(32,309)	2,326,884	84,794	2,411,678
Profit for the period				35,026			35,026	1,556	36,582
Other comprehensive income					20,283		20,283	671	20,954

Total comprehensive income for the period		—	—	35,026	20,283	—	55,309	2,227	57,536

Cash dividends	9			(22,063)			(22,063)	(1,049)	(23,112)
Purchase of treasury stock						(10)	(10)		(10)
Reissuance of treasury stock			0			0	0		0
Transactions with non-controlling interests and other			(4)		11		7	315	322

Balance as of June 30, 2017		115,703	165,168	1,545,829	565,746	(32,319)	2,360,127	86,287	2,446,414

For the three months ended June 30, 2018
		Total equity attributable to owners of the parent						Non- controlling interests	Total equity
	Note	Common Stock	Capital surplus	Retained earnings	Other components of equity	Treasury stock	Total
	(Yen in millions)
Balance as of April 1, 2018 (Before applying new accounting standard)		115,703	165,079	1,577,641	499,710	(32,342)	2,325,791	87,508	2,413,299
Cumulative effects of new accounting standard applied				2,973	(729)		2,244		2,244
Balance as of April 1, 2018 (After applying new accounting standard)		115,703	165,079	1,580,614	498,981	(32,342)	2,328,035	87,508	2,415,543
Profit for the period				42,284			42,284	2,517	44,801
Other comprehensive income					80,545		80,545	1,851	82,396

Total comprehensive income for the period		—	—	42,284	80,545	—	122,829	4,368	127,197

Cash dividends	9			(22,062)			(22,062)	(1,219)	(23,281)
Purchase of treasury stock	9					(40,002)	(40,002)		(40,002)
Reissuance of treasury stock			—			—	—		—
Transactions with non-controlling interests and other			(124)		4		(120)	93	(27)

Balance as of June 30, 2018		115,703	164,955	1,600,836	579,530	(72,344)	2,388,680	90,750	2,479,430

The accompanying notes are an integral part of these statements.

(5) Condensed Quarterly Consolidated Statement of Cash Flows

	Note	For the three months ended June 30, 2017	For the three months ended June 30, 2018
		(Yen in millions)
Cash flows from operating activities:
Profit for the period		36,582	44,801
Depreciation and amortization		17,521	14,800
Finance expenses (income)		(18,404)	(18,234)
Share of net profit of investments accounted for using the equity method		(25)	(367)
(Gains) losses from sales or disposal of property, plant and equipment		(36)	(778)
Income taxes		12,771	10,687
(Increase) decrease in trade and other receivables		48,753	45,666
(Increase) decrease in inventories		(19,573)	(2,601)
(Increase) decrease in other assets		(548)	316
Increase (decrease) in trade and other payables		(5,944)	(10,762)
Increase (decrease) in income tax payables		(7,847)	(6,273)
Increase (decrease) in other liabilities		(7,549)	(3,406)
Other, net		(1,456)	(4,761)

Subtotal		54,245	69,088
Interests and dividends received		17,818	18,223
Interests paid		(262)	(102)
Income taxes paid		(12,029)	(16,862)

Net cash provided by operating activities		59,772	70,347
Cash flows from investing activities:
Payments for purchases of securities		(16,681)	(9,486)
Proceeds from sales and maturities of securities		15,956	16,071
Acquisitions of business, net of cash acquired		—	(1,742)
Payments for purchases of property, plant and equipment		(19,733)	(27,234)
Payments for purchases of intangible assets		(1,852)	(1,324)
Proceeds from sales of property, plant and equipment		444	2,321
Acquisition of time deposits and certificate of deposits		(155,251)	(71,314)
Withdrawal of time deposits and certificate of deposits		135,586	86,381
Other, net		216	65

Net cash used in investing activities		(41,315)	(6,262)
Cash flows from financing activities:
Increase (decrease) in short-term borrowings		(74)	(356)
Proceeds from long-term borrowings		975	2,562
Repayments of long-term borrowings		(1,165)	(718)
Dividends paid		(22,012)	(22,530)
Purchase of treasury stock	9	(10)	(40,002)
Other, net		(226)	(446)

Net cash used in financing activities		(22,512)	(61,490)
Effect of exchange rate changes on cash and cash equivalents		2,501	5,514

Increase (decrease) in cash and cash equivalents		(1,554)	8,109
Cash and cash equivalents at the beginning of the year		376,195	424,938

Cash and cash equivalents at the end of the period		374,641	433,047

The accompanying notes are an integral part of these statements.

Notes to Condensed Quarterly Consolidated Financial Statements

1. Reporting Entity

Kyocera Corporation is a corporation domiciled in Japan, whose shares are listed on the Tokyo Stock Exchange. The registered address of headquarter and principal business offices are available on the Kyocera Corporation’s website (https://global.kyocera.com/).

Condensed quarterly consolidated financial statements as of and for the three months ended June 30, 2018 consist of Kyocera Corporation and its consolidated subsidiaries (hereinafter, “Kyocera”) and shares of associates of Kyocera.

Kyocera globally operates various kinds of businesses, which include productions and distributions of material components, electronic devices and equipment as well as provisions of systems and services, in the markets primarily related to information and communications, automotive-related, environment and energy and medical and healthcare. The details are described in “Note 6. Segment Information.”

2. Basis of Preparation

(1) Compliance with IFRS and first-time adoption

The condensed quarterly consolidated financial statements of Kyocera have been prepared in accordance with International Accounting Standard (hereinafter, “IAS”) 34 “Interim Financial Reporting” pursuant to the provision of Article 93 of Regulations for Consolidated Financial Statements, as Kyocera meets the criteria of a “Designated IFRS Specified Company” defined under Article 1-2 of the regulations.

Kyocera adopts IFRS for the first-time this fiscal year (commencing on April 1, 2018 and ending on March 31, 2019), and so the annual consolidated financial statements for the year are the first ones prepared in conformity with IFRS. The date of transition of Kyocera to IFRS is April 1, 2017. Explanations of how the first-time adoption of, and the transition to, IFRS have affected Kyocera’s consolidated results of operations, financial conditions and cash flows are provided in “Note 18. First-Time Adoption.”

(2) Basis of measurement

These condensed quarterly consolidated financial statements have been prepared under the historical cost basis, except for certain items, such as financial instruments that are measured at fair value.

(3) Functional currency and presentation currency

These condensed quarterly consolidated financial statements are presented in Japanese yen, which is the functional currency of Kyocera, and are rounded to the nearest million yen.

(4) Application of new standards and interpretations

Kyocera has adopted IFRS 15 “Revenue from contracts with customers” (issued in May 2014 and amended in April 2016, hereinafter, “IFRS 15”) retrospectively from the year ended March 31, 2018. The details are provided in “Note 3. Significant accounting policies (16) Revenue recognition.” The effect to Kyocera’s financial position, operation results and cash flows by adopting IFRS 15 is described in “Note 18. First-Time Adoption.”

(5) Changes in accounting policies

Kyocera has adopted IFRS 9 “Financial instruments” (issued in November 2009 and amended in July 2014, hereinafter, “IFRS 9”) from the year ending March 31, 2019. Kyocera has adopted exemptions from retrospective application of IFRS 9 in accordance with IFRS 1, and Kyocera has adopted U.S. GAAP, the previous accounting standards, at the date of transition to IFRS and the year ended March 31, 2018. As for the details of each accounting policy under U.S. GAAP and IFRS 9, please refer to “Note 3. Significant Accounting Policies (10) Financial instruments.”

At the beginning of the year ending March 31, 2019, Kyocera has changed the measurement method of unlisted-stocks which were measured at cost under U.S. GAAP. The amounts of these financial instruments were shown in below table. These financial instruments were included in “debt and equity instruments” on the condensed quarterly consolidated statement of financial position. As for the details of the valuation techniques to measure fair value of financial instruments, please refer to “Note 13. Financial instruments.”

Classification based on U.S. GAAP
(Yen in millions)
Cost method investments	19,536

Classification based on IFRS 9
(Yen in millions)
Financial instruments measured at fair value through other comprehensive income	22,747

IFRS 9 permits an entity to make an irrevocable election to present subsequent changes in the fair value in other comprehensive income for the investments in equity instruments. Kyocera chose to apply this option and classified listed stocks and unlisted stocks which meet the definition of equity instruments as financial instruments measured at fair value through other comprehensive income. As a result, Kyocera reclassified the amounts recorded in retained earnings under U.S. GAAP into other components of equity at the beginning of the year ending March 31, 2019.

As mentioned above, for adopting IFRS 9, retained earnings increased by 2,973 million yen, and other components of equity decreased by 729 million yen at the beginning of this fiscal year.

3. Significant Accounting Policies

(1) Basis of consolidation

a. Subsidiaries

A subsidiary is an entity that is controlled by Kyocera. Kyocera controls an entity when Kyocera is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date when control is obtained to the date when the control is lost.

If any accounting policies applied by subsidiaries are different from those applied by Kyocera, adjustments are made to the subsidiary’s financial statements, as needed. All intragroup balances, transactions and unrealized gains or losses arising from intragroup transactions are eliminated in the preparation of condensed quarterly consolidated financial statements.

Any changes in ownership interest in subsidiaries that do not result in a loss of control is accounted for as equity transaction. The difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration is directly recognized in equity and attributed to owners of the parent. When Kyocera loses control of a subsidiary, gains and losses arising from the loss of control are recognized in profit or loss.

b. Associates

An associate is an entity over which Kyocera has significant influence over their financial and operating policies but does not have control. Associates are accounted for using the equity method from the date when Kyocera has significant influence to the date when Kyocera loses it.

(2) Business combination

Business combinations are accounted for using the acquisition method and acquisition-related costs are expensed as incurred. Each identifiable asset acquired, liability and contingent liability assumed in a business combination is measured in fair value at its acquisition date.

When the total of consideration transferred in business combinations, amount of non-controlling interests in the acquiree and fair value of the equity interest in the acquiree previously held by the acquirer exceeds net value of identifiable assets and liabilities on the acquisition date, such excess is recognized as goodwill. When the total is lower than the net value of identifiable assets and liabilities, the difference is recognized as profit. Consideration transferred is calculated as the total of the fair value of the assets transferred, liabilities assumed and equity interest issued, and includes fair value of assets of liabilities arising from the contingent consideration arrangement.

Non-controlling interests are measured at fair value or as non-controlling interest’s proportionate share of the acquirer’s net identifiable assets, for each individual business combination transaction.

(3) Foreign currency translation

a. Functional currency

Each entity in Kyocera determines its own functional currency and measures transactions based on its own functional currency.

b. Foreign currency transactions

Foreign currency transactions are translated at the spot exchange rate of the date of transaction or the rate that approximates such exchange rate.

Monetary items denominated in foreign currencies are translated into the functional currency at the current exchange rates at the end of the reporting period. Non-monetary items denominated in foreign currencies that are measured in fair value are translated into the functional currency at the rates prevailing at the date when the fair value was determined. Differences arising from the translation and settlement are recognized in profit or loss during the period except for those deferred in equity as effective cash flow hedges.

c. Foreign operations

Foreign operation is an entity that is a subsidiary or associate of Kyocera, the activities of which are based or conducted in a country or currency other than those of Kyocera. Assets and liabilities of foreign operations are translated into Japanese yen at the rates of exchange prevailing at the closing date, while income and expenses of foreign operations are translated into Japanese yen at the average exchange rates for the period. Exchange differences arising from translation of foreign operations’ financial statements are recognized in other comprehensive income. In cases of disposition of interests of foreign operations involving loss of control or significant influence, the relevant cumulative amount of translation differences are transferred to profit or loss on disposal of foreign operations.

(4) Cash and cash equivalents

Cash and cash equivalents consist of cash, deposits readily withdrawn as needed and highly liquid investments with a maturity within three months.

(5) Inventories

Inventories are measured at the lower of acquisition cost and net realizable value. The remaining balance of raw materials to be purchased under the long-term purchase agreements are also measured at the lower of cost and net realizable value.

For finished goods and work in process, cost is determined mainly using the average method. For raw materials and supplies, cost is determined mainly using the first-in, first-out method.

Net realizable value is the estimated selling price in the ordinary course of business less any estimated costs of completion and estimated applicable variable selling expenses.

(6) Property, plant and equipment

Property, plant and equipment are measured by using the cost model and are stated at acquisition cost less accumulated depreciation and accumulated impairment losses.

The acquisition cost includes costs directly attributable to the acquisition of the assets, and the costs of dismantling, removing and restoring.

Property, plant and equipment are depreciated on a straight-line method over their useful lives. The useful lives of major components of property, plant and equipment are as follows:

Building and structures	2 to 50 years
Machinery and equipment	2 to 20 years

The residual values, the useful lives and the depreciation methods of the assets are reviewed at end of each reporting period and the effect of any changes in estimate would be accounted prospectively as a change in an accounting estimate. Subsequent costs, major renewals and betterments, are capitalized as property, plant and equipment and depreciated based on their useful lives. All other repairs and maintenance are recognized as expenses during the financial period in which they are incurred.

Kyocera changed the depreciation method from the declining-balance method to the straight-line method from the year ending March 31, 2019.

Kyocera implemented capital expenditures in order to double its productivity at manufacturing facilities in Japan and overseas with the introduction of innovative technology to promote streamlining and automation of production processes. As a result, the operation of the property, plant and equipment is expected to be more consistently than before and future utilization of those assets will be consistent.

Accordingly, Kyocera believes that the change to the straight-line method will be preferable as it better reflects the consumption of future economic benefits of those assets.

In accordance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors,” a change in depreciation method is treated as a change in accounting estimate. Therefore, the effect of the change in depreciation method has been reflected on a prospective basis from April 1, 2018 and it was to increase profit before income taxes by 2,999 million yen due mainly to the decrease in depreciation expenses for the three months ended June 30, 2018.

(7) Goodwill and intangible assets

a. Goodwill

Goodwill acquired in the business combination is stated at the amount of cost less accumulated impairment losses. Goodwill is not amortized, and is tested for impairment when there is an indication of impairment in cash generating unit to which goodwill has been allocated by expectation of benefits from business combination, and annually (January 1), regardless of any indication of impairment.

b. Intangible assets

Intangible assets are measured by using the cost model. Intangible assets with finite useful lives are stated at the amount of cost less accumulated amortization and accumulated impairment losses. Intangible assets with indefinite useful lives are stated at the amount of cost less accumulated impairment losses.

Expenditures in development activities are recognized as assets only if all of the following requirements can be demonstrated. Otherwise, it is recognized in profit or loss as incurred.

(a)	Technical feasibility of completing the intangible asset so that it will be available for use or sale

(b)	Intention to complete the intangible asset and use or sell it

(c)	Ability to use or sell the intangible asset

(d)	How the intangible asset will generate probable future economic benefits

(e)	Availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset

(f)	Ability to measure reliably the expenditure attributable to the intangible asset during its development

Intangible assets with finite useful lives are amortized using the straight-line method over their useful lives. The useful lives of major components of intangible assets are as follows:

Customer relationships	3 to 20 years
Software	2 to 15 years
Others	2 to 21 years

The amortization period and amortization method for intangible assets with finite useful lives are reviewed at the end of each reporting period and the effect of any changes in estimate would be accounted prospectively as a change in an accounting estimate.

For intangible assets with finite useful life, an impairment test is carried out when there is an indication that the unit may be impaired. Intangible assets with indefinite useful life or which are not available for use are not amortized, and impairment test is carried out on an annual basis (January 1) or at time when there is an indication that the unit may be impaired, or situation is changed.

(8) Lease

Leases are classified as finance leases whenever substantially all the risks and rewards incidental to ownership of assets are transferred to Kyocera. All other leases are classified as operating leases.

At inception, Kyocera initially recognizes finance leases as assets at the amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payment. After the initial recognition, assets held under finance leases are depreciated using straight-line method over the shorter of the lease term or their estimated useful lives based on the accounting policy Kyocera adopts for depreciable assets that are owned. Lease payments under a finance lease are apportioned between finance expenses and the reduction in the carrying amount of the liability. Finance expenses are recognized in the condensed quarterly consolidated statement of profit or loss.

Lease payments under an operating lease are recognized as an expense on a straight-line basis over the lease term.

(9) Impairment of non-financial assets

At the end of each fiscal year, Kyocera reviews each non-financial assets, excluding inventories and deferred tax assets, to assess whether there is an indication that it may be impaired. If any such indication exists, the recoverable amount of the asset is estimated and tested for impairment. Regardless of whether or not there are indications of impairment, impairment tests of goodwill and intangible assets with indefinite useful lives are tested annually (January 1). The impairment loss is recognized when the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount.

The recoverable amount of an asset or cash generating unit is the higher of fair value less costs to sell, or value in use. In calculating the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the time value of money and the risks specific to the asset.

Kyocera assesses whether there is any indication that an impairment loss recognized in prior years for an asset excluding goodwill may no longer exist or may have decreased, such as any changes in assumptions used for the determination of the recoverable amount. If any such indication exists, the recoverable amount of the asset or cash generating unit is estimated, and if the recoverable amount exceeds the carrying amount of the asset or cash generating unit, impairment losses are reversed up to the lower of the estimated recoverable amount or the carrying amount (net of depreciation) that would have been determined if no impairment losses had been recognized in prior years.

(10) Financial instruments

With regard to accounting for financial instruments, under the exemptions from the retrospective application of IFRS 9 in accordance with IFRS 1, Kyocera has applied U.S. GAAP for the date of transition to IFRS and the year ended March 31, 2018, and applied IFRS 9 for the three months ended June 30, 2018.

Accounting policies under U.S. GAAP for the date of transition to IFRS and the year ended March 31, 2018 are as follows:

Kyocera classifies investments in debt and equity securities as available-for-sale or held-to-maturity. Securities classified as available-for-sale securities are recorded at fair value, with unrealized gains and losses excluded from income and reported in other components of equity. Securities classified as held-to-maturity securities are recorded at amortized cost. Non-marketable equity securities are accounted for by the cost method.

Kyocera evaluates whether the declines in fair value of securities are other-than-temporary. Other-than-temporary declines in fair value are recorded as a realized loss with a new cost basis. This evaluation is based mainly on the duration and the extent to which the fair value is less than cost, and the anticipated recoverability in fair value.

Kyocera maintains allowances for doubtful accounts related to trade and other receivables for estimated losses resulting from customers’ inability to make timely payments, including interest on finance receivables. Kyocera’s estimates are based on various factors, including the length of past due payments, historical experience and current business environments. In circumstances where it is aware of a specific customer’s inability to meet its financial obligations, a specific allowance against these amounts is provided, considering the fair value of assets pledged by the customer as collateral.

All derivatives are recorded as either assets or liabilities on the condensed quarterly consolidated statement of financial position and measured at fair value. Changes in the fair value of derivatives are recognized in profit or loss. However, cash flow hedges may qualify for hedge accounting, if the hedging relationship is expected to be highly effective in achieving offsetting cash flows of hedging instruments and hedged items. Under hedge accounting, changes in the fair value of the effective portion of these cash flow hedge derivatives are deferred in other components of equity and recognized in profit or loss when the underlying transaction being hedged occurs.

Kyocera designates certain foreign currency forward contracts. However, changes in fair value of most of the foreign currency forward contracts are recognized in profit or loss without applying hedge accounting as it is expected that such changes will be offset by corresponding gains or losses of the underlying hedged assets and liabilities. Kyocera’s associate designates interest rate swaps with applying hedge accounting to convert a portion of its variable rates debt to fixed rates debt.

Kyocera formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as cash flow hedge to specific assets and liabilities on the condensed quarterly consolidated statement of financial position or forecasted transactions. Kyocera also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting cash flows of hedged items. When it is determined that a derivative is not a highly effective hedge or that it has ceased to be a highly effective hedge, Kyocera discontinues hedge accounting prospectively. When it is probable that the forecasted hedging transaction will not occur, the derivative gains or losses are reclassified into profit or loss immediately.

Accounting policies under IFRS 9 for the three months ended June 30, 2018 are as follows:

a. Non-derivative financial assets

(a) Initial recognition and measurement

Financial assets, such as stocks and bonds, are initially recognized on the contract date. All other financial assets are initially recognized on the transaction date.

Financial assets are classified into financial assets measured at amortized cost or financial assets measured at fair value at initial recognition. This classification is made as follows, depends on whether the financial asset is a debt instrument or equity instrument.

Financial assets classified as a debt instrument is subsequently measured at amortized cost when the following conditions are both satisfied. Otherwise, financial assets measured at fair value through profit or loss.

i.	The financial asset is held within Kyocera’s business model whose objective is to hold assets in order to collect contractual cash flows.

ii.	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets that are equity instruments are, in principle, classified as financial assets measured at fair value through other comprehensive income.

Financial assets measured at fair value through other comprehensive income and financial assets measured at amortized cost are recognized initially at fair value plus transaction cost directly attributable to the asset.

(b) Subsequent measurement

i.	Financial assets measured at amortized cost

These financial assets are measured at amortized cost using the effective interest method, and interests are recognized as “finance income” in profit or loss.

ii.	Financial assets measured at fair value

For equity instruments that Kyocera has chosen to classify as financial assets measured at fair value through other comprehensive income, the changes in fair value are recognized in other comprehensive income. Cumulative gains or losses are transferred to retained earnings when the instrument is derecognized. However, dividends from these assets are recognized as “finance income” in profit or loss.

(c) Derecognition

Financial assets are derecognized when the contractual rights to the cash flows from the financial assets expire or when the contractual rights to receive the cash flows of the financial assets are transferred and substantially all the risks and rewards of ownership of such financial assets are transferred.

(d) Impairment

For impairment of financial assets measured at amortized cost, expected credit losses are assessed and credit loss allowance is recognized at each reporting date.

When the credit risk of the financial instrument has increased significantly since initial recognition, credit loss allowance of the financial instruments is measured as the same amount as full lifetime expected credit losses after all reasonable and supportable information available including forecasts is considered. Otherwise, when the credit risk has not increased significantly, expected credit losses are measured at an amount equal to the 12-month expected credit losses.

However, with respect to trade receivables, notwithstanding the aforementioned, expected credit losses are always measured at an amount equal to full lifetime expected credit losses. The amount of expected credit losses and reversal of them is recognized in profit or loss.

b. Non-derivative financial liabilities

(a) Initial recognition and measurement

A financial liability is classified as a financial liability at amortized cost and it is initially measured at fair value less transaction cost directly attributable to the issuance of the financial liability.

(b) Subsequent measurement

These financial liabilities are measured at amortized cost using the effective interest method. Amortization using the effective interest method and gains or losses arising in the case of de-recognition are recognized as “finance expenses” in profit or loss.

(c) Derecognition

Financial liabilities are derecognized when the obligation specified in a contract is fulfilled or when liabilities are discharged, cancelled or expired.

c. Derivatives and hedge accounting

Kyocera utilizes derivatives consisting of exchange contracts to reduce foreign currency risk. Derivatives are initially recognized at fair value as of the date in which the derivative contracts are entered into. After initial recognition, derivatives are re-measured at fair value at the end of each reporting period.

Kyocera formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as cash flow hedge to specific assets and liabilities on the financial position or forecasted transactions. Kyocera’s associate utilizes interest rate swaps mainly with applying hedge accounting to convert a portion of its variable rates debt to fixed rates debt.

Cash flow hedge is accounted for as follows:

At the inception of the hedge and on an ongoing basis, Kyocera evaluates whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the relevant hedged item during the underlying period. Of changes in fair value of hedging instruments, the effective portion is recognized in other comprehensive income, while the ineffective portion is recognized in profit or loss. The amounts of hedging instruments recorded in other comprehensive income are reclassified to profit or loss when the hedged transactions affect profit or loss.

When it is determined that a derivative is not a highly effective hedge or that it has ceased to be a highly effective hedge, Kyocera discontinues hedge accounting prospectively. When it is probable that the forecasted hedging transaction will not occur, the derivative gains or losses are reclassified into profit or loss immediately.

(11) Income taxes

Income taxes are composed of current and deferred taxes, and recognized in profit or loss, except for taxes related to business combinations and items that are recognized in other comprehensive income or directly in equity.

Current taxes are measured at the amount expected to be paid to or recovered from the taxation authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the end of the fiscal year.

Deferred taxes are recognized on temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts used for taxation purposes, the carryforward of unused tax losses and unused tax credit. Deferred tax assets are not recognized for temporary differences from initial recognition of assets and liabilities that do not arise from business combinations and that do not impact accounting profit or taxable income. Deferred tax liabilities are also not recognized for taxable temporary differences arising from the initial recognition of goodwill.

Deferred tax liabilities are not recognized for taxable temporary differences associated with investments in subsidiaries and associates when Kyocera is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. Deferred tax assets are recognized for deductible temporary differences associated with investments in subsidiaries and associates when it is probable that the temporary difference will reverse in the foreseeable future and when there will be sufficient taxable profits against which the temporary differences can be utilized.

Deferred tax assets and liabilities are measured using the tax rates that are expected to be applied when they reverse, using tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets and liabilities are offset if Kyocera has a legally enforceable right to set off current tax assets against current tax liabilities, and income taxes are levied by the same taxation authority on the same taxable entity.

In principal, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences, the carryforward of unused tax losses and unused tax credit. Deferred tax assets are reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that the related tax benefits will be realized.

Kyocera records the effect of unrecognized tax benefits based on the premise of being subject to income tax examination by tax authorities, when it is more likely than not that tax benefits associated with tax positions will not be sustained. Actual results such as settlements with taxing authorities may differ from the recognition accounted.

Income taxes on condensed quarterly consolidated statement of profit or loss are calculated based on the estimated annual income tax rate expected for the full fiscal year.

(12) Government grants

Government grants are recognized at fair value when there is a reasonable assurance that Kyocera receives the grants and complies with the terms and conditions attached to the grants. Government grants that are intended to compensate for specific costs are recognized as income in the period in which Kyocera recognizes the corresponding expenses. Government grants related to assets are directly deducted from acquisition cost of the assets.

(13) Employee benefits

a. Post-employee benefits

Kyocera adopts defined benefit plans and defined contribution plans.

(a) Defined benefit plans

Net defined benefit liability or asset is calculated by the present value of the defined benefit obligation less the fair value of plan assets. The ceiling of the amount recorded as assets based on this calculation is the present value of any future economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan. The defined benefit obligation is determined using the projected unit credit method, and its present value is determined by applying a discount rate based on the yield curve of high-quality corporate bonds as of the end of the fiscal year over the approximate period of the benefit payments.

Service cost and net interest on the net defined benefit liability or asset are recognized as profit or loss.

Past service cost is immediately recognized in profit or loss.

Re-measurements of net defined benefit liability or asset including actuarial gains and losses are recognized in other comprehensive income when they incurred, and transferred to retained earnings immediately from other components of equity.

(b) Defined contribution plans

Contributions to defined contribution pension plans are recognized as employee benefits expenses in profit or loss in the period during which employees render services.

b. Short-term employee benefits

Short-term employee benefits such as wages, salaries and social security contributions are recognized as an expense when the service is rendered.

Bonus are recognized as a liability in the amount estimated to be paid under these plans, when Kyocera has legal or constructive obligations to pay them and reliable estimates of the obligation can be made.

Unused annual leave, which employees have earned but have not yet used, are recognized as accrued liabilities.

(14) Provisions

Provisions are recognized when Kyocera has present legal or constructive obligations as a result of past events, it is probable that outflows of resources embodying economic benefits will be required to settle the obligations, and reliable estimates can be made of the amount of obligations.

(15) Equity

a. Common stock

Proceeds from the issuance of common stocks by Kyocera are recognized in common stock and capital surplus and its transaction costs, net of taxation, are deducted from capital surplus.

b. Treasury stock

When Kyocera acquires treasury stock, the consideration paid, net of direct transaction costs and tax, are recognized as a deduction from equity.

When Kyocera sells treasury stock, amount of the consideration received is recognized as an increase in equity.

(16) Revenue recognition

Kyocera recognizes revenue in accordance with IFRS 15, excluding interest and dividend income and other such income from financial instruments recognized in accordance with IFRS 9 and excluding lease arrangement recognized in accordance with IAS 17 “leases”, by applying the following step:

Step 1: Identify the contracts with customers

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

Kyocera generates revenue principally through the sale of the following markets: information and communications, automotive-related, environment and energy and medical and healthcare. Kyocera’s operations consist of the following reporting segments: “Industrial & Automotive Components Group,” “Semiconductor Components Group,” “Electronic Devices Group,” “Communications Group,” “Document Solutions Group” and “Life & Environment Group.”

Sales to customers in each of the above segments are based on the specific terms and conditions contained in basic contracts with customers and firm customer orders which detail the price, quantity and timing of the transfer of ownership (such as risk of loss and title) of the products.

For most customer orders, the revenue recognition occurs at the time of shipment of the products to the customer because the customer obtains control over the products upon shipment, the performance obligation is judged to have been satisfied and revenue is therefore recognized upon shipment of the products. For the remainder of customer orders, the revenue recognition occurs at the time of receipt of the products by the customer because the customer obtains control over the products upon receipt, the performance obligation is judged to have been satisfied, with the exception of sales of solar power generating systems in the “Life & Environment Group” and printers and multifunctional products in the “Document Solutions Group” for which sales are made to end users together with installation services. The revenue recognition in these cases occur at the completion of installation and customer acceptance because the performance obligation is judged to have been satisfied, as Kyocera have no further obligations under the contracts.

Revenue is measured at the consideration promised in a contract with a customer, less discounts, rebates, returned products and other items.

(17) Profit attributable to owners of the parent per share

Profit attributable to owners of the parent per share-Basic is calculated by dividing profit attributable to owners of the parent by the average number of shares outstanding after adjusting for treasury stock for the period. Profit attributable to owners of the parent per share-Diluted is calculated by adjusting the effects of dilutive potential stocks.

4. Significant Accounting Estimates and Judgments Involving Estimations

In preparing condensed quarterly consolidated financial statements, the management is required to make estimates, judgments and assumptions that affect the application of accounting policies and carrying amounts of assets, liabilities, revenue and expenses. By the nature of the estimates or assumptions, however, actual results in the future may differ from those estimates and assumptions.

The estimates and underlying assumptions are continuously reviewed. Revision to accounting estimates are recognized in the period in which the estimates are revised as well as in the future periods.

Significant judgements, estimates and assumptions that affect the amounts recognized in Kyocera’s condensed quarterly consolidated financial statements are as follows:

•	Evaluation of inventories

(“Note 3. Significant Accounting Policies (5) Inventories”)

•	Estimates of useful lives and residual value of property, plant and equipment and intangible assets

(“Note 3. Significant Accounting Policies (6) Property, plant and equipment” and “Note 3. Significant Accounting Policies (7) Goodwill and intangible assets”)

•	Impairment of property, plant and equipment, goodwill and intangible assets

(“Note 3. Significant Accounting Policies (9) Impairment of non-financial assets”)

•	Fair value of financial instruments

(“Note 3. Significant Accounting Policies (10) Financial instrument” and “Note 13. Financial Instruments”)

•	Measurement of defined benefit obligation

(“Note 3. Significant Accounting Policies (13) Employee benefit”)

•	Contingencies

(“Note 14. Commitments” and “Note 15. Contingencies”)

5. Issued IFRS Standards and Interpretations not yet Adopted

The following new standards and amendments of IFRS and Interpretations by the International Financial Reporting Interpretation Committee (hereinafter, “IFRIC”) were announced by the approval date of the condensed quarterly consolidated financial statements.

IFRS		Effective date (From the year beginning on or after)	Kyocera’s adoption year	Summaries of new standards and amendments
IFRS 16	Leases	January 1, 2019	From the year ending March 31, 2020	Revised accounting standard for leases

IFRIC 23	Uncertainty over income tax treatments	January 1, 2019	From the year ending March 31, 2020	Clarified ways to reflect uncertainty in accounting treatment for income tax

These standards are not mandatory for the three months ended June 30, 2018, and Kyocera has not early adopted them.

Kyocera is currently assessing the possible impacts that these applications will have on financial position, operating results and cash flows.

6. Segment Information

Kyocera’s reporting segments are components of business activities for which discrete financial information is available, and such information is regularly reviewed by management in order to make decisions regarding the allocation of resources and assess its performance.

Kyocera’s reporting segments and main products or businesses of each reporting segment are as follows:

Reporting segment	Main products or businesses
Industrial & Automotive Components Group	Fine Ceramic Components, Automotive Components, Liquid Crystal Displays, Industrial Tools

Semiconductor Components Group	Ceramic Packages, Organic Multilayer Substrates and Boards

Electronic Devices Group	Electronic Components (Capacitors, Crystal Devices, Connectors, Power Semiconductor Devices, etc.), Printing Devices

Communications Group	Mobile Phones, M2M Modules, Information Systems and Telecommunication Service

Document Solutions Group	Printers, Multifunctional Products, Document Solutions, Supplies

Life & Environment Group	Solar Power Generating System related Products, Medical Devices, Jewelry and Ceramic Knives

Inter-segment sales, operating revenue and transfers are made with reference to prevailing market prices. Transactions between reporting segments are disclosed as “Adjustment & eliminations” and not shown separately due to immateriality. “Adjustment & eliminations” also includes adjustment of unrealized profit regarding inter-company transaction between each reporting segment.

Business profit for each reporting segment represents sales revenue, less related costs and operating expenses, excluding corporate gains and share of net profit of investments accounted for using the equity method and income taxes. Corporate gains includes income and expenses which do not belong to any reporting segments and mainly consists of finance income and expenses.

The segment information for the three months ended June 30, 2017 and 2018 are as follows:

[Information by reporting segment]

Sales revenue

	For the three months ended June 30, 2017	For the three months ended June 30, 2018
	(Yen in millions)
Industrial & Automotive Components Group	61,185	81,956
Semiconductor Components Group	60,786	60,649
Electronic Devices Group	63,120	88,284
Communications Group	57,071	51,610
Document Solutions Group	80,973	88,796
Life & Environment Group	24,606	18,692
Other	5,245	4,932
Adjustments and eliminations	(7,824)	(7,435)

Total	345,162	387,484

Sales revenue to any specific customers was not more than 10% of consolidated sales revenue for the three months ended June 30, 2017 and 2018.

Profit before income taxes

	For the three months ended June 30, 2017	For the three months ended June 30, 2018
	(Yen in millions)
Industrial & Automotive Components Group	6,103	10,416
Semiconductor Components Group	7,651	5,846
Electronic Devices Group	8,427	14,397
Communications Group	1,002	(2,241)
Document Solutions Group	9,160	10,348
Life & Environment Group	(1,310)	(3,015)
Other	412	617

Total business profit	31,445	36,368
Corporate gains and share of net profit of investments accounted for using the equity method	18,196	19,465
Adjustments and eliminations	(288)	(345)

Total	49,353	55,488

Depreciation and amortization

	For the three months ended June 30, 2017	For the three months ended June 30, 2018
	(Yen in millions)
Industrial & Automotive Components Group	2,967	2,947
Semiconductor Components Group	3,817	2,309
Electronic Devices Group	3,912	4,170
Communications Group	1,551	1,332
Document Solutions Group	2,984	2,422
Life & Environment Group	1,514	748
Other	306	323
Corporate	470	549

Total	17,521	14,800

Capital expenditures

	For the three months ended June 30, 2017	For the three months ended June 30, 2018
	(Yen in millions)
Industrial & Automotive Components Group	4,467	8,892
Semiconductor Components Group	2,834	4,649
Electronic Devices Group	5,685	8,853
Communications Group	1,233	1,629
Document Solutions Group	987	2,749
Life & Environment Group	1,124	547
Other	180	249
Corporate	670	2,282

Total	17,180	29,850

Information for sales revenue from external customers by destination based on physical location for the three months ended June 30, 2017 and 2018 are summarized as follows:

Sales revenue

	For the three months ended June 30, 2017	For the three months ended June 30, 2018
	(Yen in millions)
Japan	138,883	136,964
Asia	78,951	92,882
Europe	63,669	82,345
United States of America	50,125	59,994
Others	13,534	15,299

Total	345,162	387,484

There are no individually material countries with respect to sales revenue from external customers in Asia, Europe and Others during the three months ended June 30, 2017 and 2018.

7. Business Combination

On January 31, 2018, AVX Corporation, a U.S. based subsidiary, acquired 100% of the common stock of Ethertronics Inc. for 15,040 million yen (138 million U.S. dollar) in cash, made it consolidated subsidiary and changed its name as AVX Antenna, Inc. The purchase of Ethertronics expands AVX’s extensive electronic product offering into the antenna technology market and will provide new and exciting growth opportunities for AVX going forward.

Kyocera has used the acquisition method of accounting to record assets acquired and liabilities assumed. In accordance with the acquisition method, the purchase price is allocated to the assets acquired and liabilities assumed based on their estimated fair values. Factors that contributed to the recognition of goodwill include expected synergies and the trained workforce.

As of June 30, 2018, the allocation of the purchase price was prepared based on estimates of fair values, as shown in the following table. The purchase price allocation of assets and liabilities is preliminary and subject to change as Kyocera awaits the completion of the fair value appraisal of certain personal and real tangible assets as well as certain intangible assets.

The result of operation of the acquired business was included into Kyocera’s condensed quarterly consolidated financial statements since the acquisition date. For segment reporting, it is reported in the “Electronic Devices Group.”

Kyocera revised assets and liabilities as of the acquisition date for the three months ended June 30, 2018.

January 31, 2018
(Yen in millions)
Asset:
Cash and cash equivalents	1,088
Trade and other receivables	1,569
Inventories	644
Others	235
Total current assets	3,536
Property, plant and equipment	1,498
Intangible assets	7,050
Others	503
Total non-current assets	9,051

Total	12,587

Liability:
Trade and other payables	1,103
Others	486
Total current liabilities	1,589
Long-term financial liabilities	2,296
Others	1,889
Total non-current liabilities	4,185

Total	5,774

Total identified assets and liabilities at fair value (net amount)	6,813
Purchase price (Cash)	15,040
Goodwill*	8,227

*	The total amount of goodwill is not expected to be deductible for tax purposes.

Intangible assets that Kyocera recorded due to this acquisition are summarized as follows:

January 31, 2018
(Yen in millions)
Intangible assets subject to amortization:
Non-patent technology	1,654
Customer relationships	4,265
Trademarks	849
Other	282

Total	7,050

The weighted average amortization periods for non-patent technology, customer relationships and trademarks are 10 years, 13 years and 10 years, respectively.

Sales revenue and profit for the period of AVX Antenna, Inc. that were included in the condensed quarterly consolidated statement of profit or loss for the three months ended June 30, 2018 were not material.

8. Employee Benefits

The amount of “Cost of sales” and “Selling, general and administrative expenses” recognized related to defined benefit plans in the condensed quarterly consolidated statement of profit or loss are as follows:

Domestic

	For the three months ended June 30, 2017	For the three months ended June 30, 2018
	(Yen in millions)
Service cost	3,166	3,012
Net interest cost	0	(18)

Total	3,166	2,994

Foreign

	For the three months ended June 30, 2017	For the three months ended June 30, 2018
	(Yen in millions)
Service cost	183	189
Net interest cost	93	71

Total	276	260

9. Equity and Other Equity

(1) Dividends

Dividends paid are as follows:

For the three months ended June 30, 2017

	Class	Total amount of dividends (Yen in millions)	Dividends per share (Yen)	Record date	Effective date	Source of dividends
Ordinary General Shareholders’ Meeting held on June 27, 2017	Common stock	22,063	60	March 31, 2017	June 28, 2017	Retained earnings

For the three months ended June 30, 2018

	Class	Total amount of dividends (Yen in millions)	Dividends per share (Yen)	Record date	Effective date	Source of dividends
Ordinary General Shareholders’ Meeting held on June 26, 2018	Common stock	22,062	60	March 31, 2018	June 27, 2018	Retained earnings

(2) Purchase of treasury stock

Kyocera Corporation has resolved at a meeting of its Board of Directors held on April 26, 2018 to undertake a repurchase of its own shares under the provisions of the Articles of Incorporation of the Company pursuant to Article 165, Paragraph 2 of the Companies Act of Japan, as described below.

Type of shares repurchased	Common stock
Total number of shares repurchased	5,951,000 shares
Total amount of repurchase price	40,000 million yen
Period of repurchase	From April 27, 2018 to May 30, 2018
Method of repurchase	Market purchases through the Tokyo Stock Exchange

10. Sales Revenue

(1) Breakdown of revenue

Regarding to the breakdown of revenue, please refer to “Note 6. Segment information.”

(2) Contract balance

Receivables from contracts with customers, contract assets and contract liabilities are as follows:

	The date of transition to IFRS (April 1, 2017)	As of March 31, 2018	As of June 30, 2018
	(Yen in millions)
Receivables from contracts with customers	309,846	337,646	310,021
Contract assets	7,139	17,270	12,361
Contract liabilities	23,354	30,410	30,756

On the condensed quarterly consolidated statement of financial position, contract assets are included in “Trade and other receivables,” and contract liabilities are included in “Accrued expenses” and “Other current liabilities,” respectively.

11. Income Taxes

The effective tax rate for the three months ended June 30, 2018 decreased to 19.3% compared to the rate for the three months ended June 30, 2017 of 25.9%. This decrease was due mainly to that Kyocera reassessed unrecognized deferred tax assets for the temporary differences and the carryforward of unused tax losses of Kyocera Display Corporation based on that Kyocera Corporation, at a meeting of its Board of Directors held on May 25, 2018, resolved that Kyocera Corporation will merge with Kyocera Display Corporation which is a wholly-owned subsidiary of Kyocera Corporation.

12. Earnings Per Share

Basic and diluted profit attributable to owners of the parent per share are as follows:

	For the three months ended June 30, 2017	For the three months ended June 30, 2018
Profit attributable to owners of the parent (Yen in millions)	35,026	42,284
Adjustment related to dilutive potential stocks of consolidated subsidiaries (Yen in millions)	(11)	(13)

Diluted profit attributable to owners of the parent (Yen in millions)	35,015	42,271

Weighted average shares (Thousands of shares)	367,712	363,600

Basic earnings per share:
Profit attributable to owners of the parent per share (Yen)	95.25	116.29
Diluted earnings per share:
Profit attributable to owners of the parent per share (Yen)	95.23	116.26

13. Financial Instruments

Fair values of financial instruments

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The three levels of inputs that may be used to measure fair value are as follows:

Level 1:	Unadjusted quoted prices in active markets for identical assets and liabilities.

Level 2:	Observable inputs other than those included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

Level 3:	Unobservable inputs reflecting management’s own assumptions about the inputs used in pricing the asset or liability.

For the date of transition to IFRS and the year ended March 31, 2018, information under U.S. GAAP has been provided under the exemptions from the retrospective application of IFRS 9 in accordance with IFRS 1. The details for the effect of adopting IFRS 9 are provided in “Note 2. Basis of Preparation (5) Changes in accounting policies” and “Note 3. Significant Accounting Policies (10) Financial instruments.”

Carrying amount and fair value of financial instruments are as follows:

	The date of transition to IFRS (April 1, 2017)		As of March 31, 2018
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Yen in millions)
Assets:
Short-term investments in debt securities	84,703	84,713	38,023	38,051
Long-term investments in debt and equity securities	1,130,756	1,130,552	1,050,537	1,051,306
Other long-term investments	16,383	16,383	21,984	21,984

Total	1,231,842	1,231,648	1,110,544	1,111,341

Liabilities:
Long-term debt (including due within one year)	6,468	6,468	8,889	8,889

Total	6,468	6,468	8,889	8,889

Carrying amount and fair value of financial instruments measured at amortized cost are as follows:

	As of June 30, 2018
	Carrying Amount	Fair Value
	(Yen in millions)
Assets:
Short-term investments (including short-term instruments in debt securities)	176,411	176,465
Long-term instruments in debt securities	54,841	55,306
Other financial investments (excluding derivatives)	22,840	22,840

Total	254,092	254,611

Liabilities:
Other financial liabilities (excluding derivatives)	14,235	14,235

Total	14,235	14,235

Carrying amounts of cash and cash equivalents, Trade and other receivables, and Trade and other payables approximate fair values because of the short maturity of these instruments.

The levels of the fair value hierarchy of financial instruments measured at fair value are as follows:

	The date of transition to IFRS (April 1, 2017)				As of March 31, 2018
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(Yen in millions)
Assets:
Derivatives	—	2,470	—	2,470	—	5,742	—	5,742
Marketable equity securities	1,048,127	—	—	1,048,127	993,707	—	—	993,707

Total	1,048,127	2,470	—	1,050,597	993,707	5,742	—	999,449

Liabilities:
Derivatives	—	4,770	—	4,770	—	905	—	905

Total	—	4,770	—	4,770	—	905	—	905

	As of June 30, 2018
	Level 1	Level 2	Level 3	Total
	(Yen in millions)
Assets:
Debt and equity instruments
Financial assets measured at fair value through other comprehensive income	1,096,668	—	28,576	1,125,244
Financial assets measured at fair value through profit or loss	—	—	1,124	1,124
Derivatives	—	3,276	—	3,276

Total	1,096,668	3,276	29,700	1,129,644

Liabilities:
Derivatives	—	4,916	—	4,916

Total	—	4,916	—	4,916

The valuation techniques to measure fair value of financial instruments and input information are as follows:

The fair value of Level 1 investments is quoted price in an active market with sufficient volume and frequency of transactions.

The fair value of Level 2 derivatives is estimated based on quotes from financial institutions.

Equity securities classified Level 3 are mainly unlisted stocks, and their fair values are measured by discounted cash flows method and the comparable company valuation multiples technique. For financial instruments classified as Level 3, significant changes in fair value are not expected when unobservable inputs are changed to reasonably possible alternative assumptions.

Transfers between levels are recognized on the day when the event or change in circumstances that caused the transfer occurred. Kyocera did not recognize any transfers between levels for the year ended March 31, 2018 and for the three months ended June 30, 2018.

For financial instruments classified Level 3, there were no significant changes for the three months ended June 30, 2018.

Kyocera received dividends of 15,079 million yen from KDDI Corporation, and included in finance income in the condensed quarterly consolidated statements of profit or loss for three months ended June 30, 2017 and 2018.

14. Commitments

(1) Acquisition of property, plant and equipment

Commitments for acquisition of property, plant and equipment after the closing date was 13,599 million yen at the date of transition to IFRS (April 1, 2017), 34,731 million yen at March 31, 2018 and 41,298 million yen at June 30, 2018, respectively.

(2) Long-term purchase agreements for the supply of raw materials

Between 2005 and 2008, Kyocera entered into four long-term purchase agreements (hereinafter, the “LTAs”), principally governed by Michigan law, with Hemlock Semiconductor Operations LLC and its subsidiary Hemlock Semiconductor, LLC (hereinafter, “Hemlock”) for the supply of polysilicon material for use in its solar energy business. As of June 30, 2018, there was a remaining balance of 117,648 million yen of polysilicon material to be purchased under the LTAs by December 31, 2020, of which 33,532 million yen is prepaid.

After the LTAs were signed, the price of polysilicon material in the world market significantly declined, causing a significant divergence between the market price of polysilicon material and the fixed contract price in the LTAs. In light of these circumstances, Kyocera requested Hemlock to modify the contract terms including its price and quantity, and Kyocera sued Hemlock contending that the LTAs are illegal and unenforceable because of Hemlock’s alleged abuse of a superior position, which is prohibited under Japanese Antitrust Law.

Taking into consideration these condition, Kyocera withheld to order the polysilicon material for the amount stated under the LTAs during the year ended December 31, 2017 (hereinafter, “the 2017 amount”), which is 31,495 million yen in total. As a result, Hemlock issued an invoice for the amount equal to the difference between the 2017 amount and applicable advanced payment, which was due for payment by Kyocera on February 15, 2018.

As Kyocera contends that it secures the right to purchase by ordering the 2017 amount within a certain period from the issuance of the invoice, Kyocera has accounted for its rights and obligations under the LTAs, and has recorded 31,495 million yen as “other current asset” for the 2017 amount and 22,820 million yen as “trade and other payables” for the amount equal to the difference between the 2017 amount and applicable advanced payment in the condensed quarterly consolidated statement of financial position as of June 30, 2018.

Kyocera evaluated the future material purchase commitments under the LTAs at the lower of cost and net realizable value. As a result of a decline in the profitability of the solar energy business in fiscal 2018, the net realizable value of the polysilicon material was less than the purchase price under the LTAs. Kyocera recorded a write-down in an amount equivalent to the difference between net realizable value and purchase price under the LTAs. The total amount of provision for such write-down at March 31, 2018 and June 30, 2018 was 30,885 million yen, and 18,340 million yen was included in “provisions” of current liabilities and 12,545 million yen was included in “provisions” of non-current liabilities in the condensed quarterly consolidated statement of financial position.

15. Contingencies

(1) Assets pledged as collateral

Kyocera’s investment in Kagoshima Mega Solar Power Corporation was pledged as collateral for its debts from financial institutions in the amount of 16,820 million yen at June 30, 2018. The investment was accounted for using the equity method, and its book value was 1,893 million yen at the date of transition to IFRS (April 1, 2017), 2,034 million yen at March 31, 2018 and 1,815 million yen at June 30, 2018, respectively.

(2) Patent lawsuits

On April 25, 2013, AVX was named as a defendant in a patent infringement case filed in the United States District Court for the District of Delaware captioned Greatbatch, Inc. v. AVX Corporation. This case alleged that certain AVX products infringe on one or more of six Greatbatch patents. On January 26, 2016, the jury returned a verdict in favor of the plaintiff in the first phase of a segmented trial and a mixed verdict in the second phase of a segmental trial, and found damages to Greatbatch in the amount of 4,163 million yen (37.5 million dollars), which was recorded in the year ended March 31, 2016. That verdict was later vacated by the court on March 30, 2018. Operating profit for the year ended March 31, 2018 reflects a favorable accrual adjustment of 162 million yen (1.5 million dollars) related to this patent infringement case. The amount of damages will be subject to further legal proceedings including a potential trial on damages, which Kyocera expects to occur in the year ending March 31, 2019. AVX is continuing to litigate the case.

(3) Environmental matters

Kyocera is involved in various environmental matters and Kyocera currently has certain amount of reserves related to such environmental matters. The amount recorded for identified contingent liabilities is based on estimates. Amounts recorded are reviewed periodically and adjusted to reflect additional legal and technical information that becomes available. The uncertainties about the status of laws, regulations, regulatory actions, technology and information related to individual matters make it difficult to develop an estimate of the reasonably possible aggregate environmental remediation exposure; therefore these costs could differ from Kyocera’s current estimates.

Kyocera is also subject to various lawsuits and claims which arise in the ordinary course of business. Kyocera consults with legal counsel and assesses the likelihood of adverse outcome of these contingencies. Kyocera records liabilities for these contingencies when the likelihood of an adverse outcome is probable and the amount can be reasonably estimated. Based on the information available, management believes that damages, if any, resulting from these actions will not have a significant impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

16. Subsequent Events

Not Applicable

17. Approval of Condensed Quarterly Consolidated Financial Statements

The condensed quarterly consolidated financial statements have been approved by Hideo Tanimoto, President and Representative Director, and Shoichi Aoki, Director, Managing Executive Officer and General Manager of Corporate Management Control Group, on August 10, 2018.

18. First-Time Adoption

Kyocera disclosed the condensed quarterly consolidated financial statements under IFRS from the three months ended June 30, 2018. The latest consolidated financial statements under U.S. GAAP were prepared for the year ended March 31, 2018, and the date of transition to IFRS is April 1, 2017.

(1) First-time adoption based on IFRS 1

IFRS 1 requires that a company adopting IFRS for the first-time (hereinafter, the “first-time adopters”) shall apply IFRS retrospectively. However, IFRS 1 provides certain exemptions that allow first-time adopters to choose not to apply certain standards retrospectively. Kyocera has adopted the following exemptions:

Business combinations

A first-time adopter may choose not to apply IFRS 3 “Business combinations” (hereinafter, “IFRS 3”) retrospectively to business combinations that occurred before the date of transition to IFRS. Kyocera has applied this exemption and chosen not to apply IFRS 3 retrospectively to business combinations that occurred before the date of transition to IFRS. Therefore, the carrying amounts of goodwill prior to the date of transition to IFRS were based on U.S. GAAP. Kyocera performed an impairment test on goodwill at the date of transition to IFRS regardless of whether there was any indications that the goodwill may be impaired.

Exchange differences on translating foreign operations

A first-time adopter may choose to deem the cumulative exchange differences on translating foreign operations as zero at the date of transition to IFRS. Kyocera has chosen to apply this exemption and deemed all cumulative exchange differences on translating foreign operations as zero at the date of transition to IFRS.

Deemed cost

For property, plant and equipment, a first-time adopter may use fair value as deemed cost at the date of transition to IFRS. Kyocera has applied this exemption and used fair value as the deemed cost at the date of transition to IFRS for certain items of property, plant and equipment.

Exemptions from retrospective application of IFRS 9

When a first-time adopter choose to adopt IFRS for the annual periods beginning before January 1, 2019 and apply IFRS 9, it may apply the previous accounting standards without restating comparative information in the first IFRS consolidated financial statements. Kyocera has applied this exemption, and recognized and measured target items included in the scope of IFRS 9 under U.S. GAAP, the previous accounting standards, at the date of transition to IFRS and the year ended March 31, 2018.

(2) Reconciliation

The reconciliations required to be disclosed in the first IFRS financial statements are described in the reconciliations as below. “Effect of change in line items” includes items that do not affect retained earnings and comprehensive income, while “Recognition and measurement differences” includes items that affect retained earnings and comprehensive income.

a. Reconciliation of equity at the date of transition to IFRS (April 1, 2017)

Accounts under U.S. GAAP	U.S. GAAP	Effect of change in line items	Recognition and measurement differences	IFRS	Note	Accounts under IFRS
	(Yen in millions)
Assets						Assets
Current assets						Current assets
Cash and cash equivalents	376,195	—	—	376,195		Cash and cash equivalents
Short-term investments in debt securities	84,703	212,668	—	297,371		Short-term investments
Other Short-term investments	212,668	(212,668)	—	—
Trade notes receivables	28,370	309,001	—	337,371		Trade and other receivables
Trade accounts receivables	291,485	(291,485)	—	—
Less allowances for doubtful accounts and sales returns	(5,593)	5,593	—	—	F
	—	7,778	—	7,778		Other financial assets
Inventories	331,155	—	—	331,155		Inventories
Other current assets	119,714	(33,952)	(6,007)	79,755		Other current assets

Total current assets	1,438,697	(3,065)	(6,007)	1,429,625		Total current assets

Non-current assets						Non-current assets
Long-term investments in debt and equity securities	1,130,756	15,852	—	1,146,608		Debt and equity instruments
	—	5,863	—	5,863	F	Investments accounted for using the equity method
Other long-term investments	22,246	(8,817)	—	13,429		Other financial assets
Land	59,963	206,641	(12,263)	254,341	B	Property, plant and equipment
Buildings	351,431	(351,431)	—	—
Machinery and equipment	841,973	(841,973)	—	—
Construction in progress	14,097	(14,097)	—	—
Less accumulated depreciation	(1,000,860)	1,000,860	—	—
Goodwill	110,470	—	—	110,470		Goodwill
Intangible assets	61,235	—	—	61,235		Intangible assets
	—	46,482	10,132	56,614	D, F	Deferred tax assets
Other assets	80,462	(75,349)	1,339	6,452	C	Other non-current assets

Total non-current assets	1,671,773	(15,969)	(792)	1,655,012		Total non-current assets

Total assets	3,110,470	(19,034)	(6,799)	3,084,637		Total assets

Accounts under U.S. GAAP	U.S. GAAP	Effect of change in line items	Recognition and measurement differences	IFRS	Note	Accounts under IFRS
	(Yen in millions)
Liabilities and Equity						Liabilities and Equity
Liabilities						Liabilities
Current liabilities						Current liabilities
Short-term borrowings	191	(191)	—	—
Current portion of long-term debt	8,235	(8,235)	—	—
Trade notes and accounts payable	129,460	60,832	—	190,292		Trade and other payables
Other notes and accounts payable	60,881	(60,881)	—	—
	—	8,735	—	8,735		Other financial liabilities
Accrued payroll and bonus	62,868	(62,868)	—	—
Accrued income taxes	15,707	—	—	15,707		Income tax payables
Other accrued liabilities	51,062	53,850	3,455	108,367	E	Accrued expenses
	—	14,225	—	14,225	F	Provisions
Other current liabilities	36,257	(8,765)	—	27,492	F	Other current liabilities

Total current liabilities	364,661	(3,298)	3,455	364,818		Total current liabilities

Non-current liabilities						Non-current liabilities
Long-term debt	16,409	(11,117)	—	5,292		Long-term financial liabilities
Accrued pension and severance liabilities	31,720	—	(2,926)	28,794	C	Retirement benefit liabilities
Deferred income taxes	258,859	(3,481)	(97)	255,281	D	Deferred tax liabilities
	—	6,488	—	6,488	F	Provisions
Other non-current liabilities	19,912	(7,626)	—	12,286		Other non-current liabilities

Total non-current liabilities	326,900	(15,736)	(3,023)	308,141		Total non-current liabilities

Total liabilities	691,561	(19,034)	432	672,959		Total liabilities

Equity						Equity
Common stock	115,703	—	—	115,703		Common stock
Additional paid-in capital	165,230	—	(58)	165,172		Capital surplus
Retained earnings	1,638,116	—	(105,250)	1,532,866	A,B,C D,E	Retained earnings
Accumulated other comprehensive income	447,479	—	97,973	545,452	A,C,D	Other components of equity
Common stock in treasury stock, at cost	(32,309)	—	—	(32,309)		Treasury stock

Total Kyocera Corporation’s shareholders’ equity	2,334,219	—	(7,335)	2,326,884		Total equity attributable to owners of the parent
Noncontrolling interests	84,690	—	104	84,794		Non-controlling interests

Total equity	2,418,909	—	(7,231)	2,411,678		Total equity

Total liabilities and equity	3,110,470	(19,034)	(6,799)	3,084,637		Total liabilities and equity

Notes to reconciliation of equity at the date of transition to IFRS (April 1, 2017)

The major items of the reconciliation of equity at the date of transition to IFRS are as follows:

A. Exchange differences on translating foreign operations

Under IFRS 1, a first-time adopter may choose to deem the cumulative exchange differences on translating foreign operations as zero at the date of transition to IFRS. Kyocera has chosen to apply this exemption and transferred all cumulative exchange differences on translating foreign operations into retained earnings at the date of transition to IFRS.

As a result, “Retained earnings” decreased by 16,360 million yen and “Other component of equity” increased by the same amount.

B. Deemed cost

Under IFRS 1, for property, plant and equipment, a first-time adopter may use fair value as deemed cost at the date of transition to IFRS. Kyocera has applied this exemption and used fair value as the deemed cost at the date of transition to IFRS for certain item of property, plant and equipment.

The carrying amount of these property, plant and equipment under U.S. GAAP was 29,234 million yen, while the fair value was 18,269 million yen. As a result, “Property, plant and equipment” decreased by 10,965 million yen and “Retained earnings” decreased by 7,648 million yen, which was derived after deducting adjustments to deferred taxes of 3,317 million yen.

C. Retirement benefit

Under U.S. GAAP, the prior service costs and the actuarial gain and loss, resulted from defined benefit plan or unfunded retirement and severance plans which were incurred during the period but not recognized as the same periodic pension costs are recognized as accumulated other comprehensive income by the amount after tax. The amounts recognized in accumulated other comprehensive income are subsequently recognized in profit or loss as a component of retirement benefit expenses over a period of time in the future. Under IFRS, the prior service costs are expensed as incurred. The actuarial gain and loss are recognized in other comprehensive income by the amount after tax and they are transferred from other components of equity to retained earnings directly without recording through profit or loss.

Due to these changes, retirement benefit assets included in “Other non-current assets” increased by 2,157 million yen and “Retirement benefit liabilities” decreased by 2,926 million yen. As a result, “Retained earnings” decreased by 31,723 million yen and “Other components of equity” increased by 35,362 million yen, which were derived after deducting adjustments to deferred taxes of 1,533 million yen.

D. Income taxes

Under U.S. GAAP, all subsequent changes of deferred tax asset and liability due to a change in the tax rate, reassessment of recoverability are recognized in profit or loss. Under IFRS, changes of deferred tax assets and liabilities on other comprehensive income are recognized in other comprehensive income.

In addition, under U.S. GAAP, the temporary differences arising from the elimination of intercompany transaction are deferred as prepaid taxes using the sellers’ tax rates. Under IFRS, above temporary differences are recognized as deferred tax assets using the purchasers’ tax rates considering its recoverability.

As a result, “Retained earnings” decreased by 46,247 million yen and “Other components of equity” increased by 46,251 million yen.

E. Levies

Under U.S. GAAP, items qualified as levies such as property tax were recognized at the time of payment. Under IFRS, they were recognized on the date when an obligation to pay arises.

As a result, “Accrued expenses” increased by 3,455 million yen and “Retained earnings” decreased by 2,370 million yen, which was derived after deducting adjustments to deferred taxes of 1,080 million yen.

F. Reclassification on the consolidated statement of financial position

Under the presentation requirement on IFRS 15, refund liabilities included in “Less allowances for doubtful accounts and sales returns” were reclassified into “Other current liabilities.”

Under the presentation requirement on IAS 1 “Presentation of financial statements” (hereinafter, “IAS 1”), “Investments accounted for using the equity method”, “Deferred tax assets” and “Provisions” were presented separately.

b. Reconciliation of equity as of June 30, 2017

Accounts under U.S. GAAP	U.S. GAAP	Effect of change in line items	Recognition and measurement differences	IFRS	Note	Accounts under IFRS
	(Yen in millions)
Assets						Assets
Current assets						Current assets
Cash and cash equivalents	374,641	—	—	374,641		Cash and cash equivalents
Short-term investments in debt securities	84,584	214,361	—	298,945		Short-term investments
Other short-term investments	214,361	(214,361)	—	—
Trade notes receivables	26,195	266,471	—	292,666		Trade and other receivables
Trade accounts receivables	255,940	(255,940)	—	—
Less allowances for doubtful accounts and sales returns	(5,736)	5,736	—	—	F
	—	6,174	—	6,174		Other financial assets
Inventories	352,890	—	—	352,890		Inventories
Other current assets	114,442	(26,013)	(6,200)	82,229		Other current assets

Total current assets	1,417,317	(3,572)	(6,200)	1,407,545		Total current assets

Non-current assets						Non-current assets
Long-term investments in debt and equity securities	1,153,296	16,380	—	1,169,676		Debt and equity instruments
	—	5,517	—	5,517	F	Investments accounted for using the equity method
Other long-term investments	40,436	(8,331)	—	32,105		Other financial assets
Land	59,897	210,367	(12,178)	258,086	B	Property, plant and equipment
Buildings	355,159	(355,159)	—	—
Machinery and equipment	845,663	(845,663)	—	—
Construction in progress	13,811	(13,811)	—	—
Less accumulated depreciation	(1,004,266)	1,004,266	—	—
Goodwill	112,532	—	—	112,532		Goodwill
Intangible assets	61,511	—	—	61,511		Intangible assets
	—	39,730	8,943	48,673	D,F	Deferred tax assets
Other assets	74,687	(69,203)	715	6,199	C	Other non-current assets

Total non-current assets	1,712,726	(15,907)	(2,520)	1,694,299		Total non-current assets

Total assets	3,130,043	(19,479)	(8,720)	3,101,844		Total assets

Accounts under U.S. GAAP	U.S. GAAP	Effect of change in line items	Recognition and measurement differences	IFRS	Note	Accounts under IFRS
	(Yen in millions)
Liabilities and Equity						Liabilities and Equity
Liabilities						Liabilities
Current liabilities						Current liabilities
Short-term borrowings	117	(117)	—	—
Current portion of long-term debt	8,531	(8,531)	—	—
Trade notes and accounts payable	131,134	56,114	—	187,248		Trade and other payables
Other notes and accounts payable	56,144	(56,144)	—	—
	—	10,764	—	10,764		Other financial liabilities
Accrued payroll and bonus	51,125	(51,125)	—	—
Accrued income taxes	8,501	—	(364)	8,137		Income tax payables
Other accrued liabilities	48,868	41,898	2,089	92,855	E	Accrued expenses
	—	13,747	—	13,747	F	Provisions
Other current liabilities	45,525	(10,241)	—	35,284	F	Other current liabilities

Total current liabilities	349,945	(3,635)	1,725	348,035		Total current liabilities

Non-current liabilities						Non-current liabilities
Long-term debt	17,678	(12,258)	—	5,420		Long-term financial liabilities
Accrued pension and severance liabilities	32,345	—	(2,617)	29,728	C	Retirement benefit liabilities
Deferred income taxes	256,364	(2,408)	(23)	253,933	D	Deferred tax liabilities
	—	6,647	—	6,647	F	Provisions
Other non-current liabilities	19,492	(7,825)	—	11,667		Other non-current liabilities

Total non-current liabilities	325,879	(15,844)	(2,640)	307,395		Total non-current liabilities

Total liabilities	675,824	(19,479)	(915)	655,430		Total liabilities

Equity						Equity
Common stock	115,703	—	—	115,703		Common stock
Additional paid-in capital	165,220	—	(52)	165,168		Capital surplus
Retained earnings	1,651,034	—	(105,205)	1,545,829	A,B,C D,E	Retained earnings
Accumulated other comprehensive income	468,414	—	97,332	565,746	A,C,D	Other components of equity
Common stock in treasury stock, at cost	(32,319)	—	—	(32,319)		Treasury stock

Total Kyocera Corporation’s shareholders’ equity	2,368,052	—	(7,925)	2,360,127		Total equity attributable to owners of the parent
Noncontrolling interests	86,167	—	120	86,287		Non-controlling interests

Total equity	2,454,219	—	(7,805)	2,446,414		Total equity

Total liabilities and equity	3,130,043	(19,479)	(8,720)	3,101,844		Total liabilities and equity

Notes to reconciliation of equity as of June 30, 2017

The major items of the reconciliation of equity as of June 30, 2017 are as follows:

A. Exchange differences on translating foreign operations

Under IFRS 1, a first-time adopter may choose to deem the cumulative exchange differences on translating foreign operations as zero at the date of transition to IFRS. Kyocera has chosen to apply this exemption and transferred all cumulative exchange differences on translating foreign operations into retained earnings at the date of transition to IFRS.

As a result, “Retained earnings” decreased by 16,360 million yen and “Other component of equity” increased by 15,354 million yen, which was derived after deducting adjustments to deferred taxes of 1,006 million yen.

B. Deemed cost

Under IFRS 1, for property, plant and equipment, a first-time adopter may use fair value as deemed cost at the date of transition to IFRS. Kyocera has applied this exemption and used fair value as the deemed cost at the date of transition to IFRS for certain item of property, plant and equipment.

The carrying amount of these property, plant and equipment under U.S. GAAP was 29,234 million yen, while the fair value was 18,269 million yen. As a result, “Property, plant and equipment” decreased by 10,965 million yen and “Retained earnings” decreased by 7,648 million yen, which was derived after deducting adjustments to deferred taxes of 3,317 million yen.

C. Retirement benefit

Under U.S. GAAP, the prior service costs and the actuarial gain and loss, resulted from defined benefit plan or unfunded retirement and severance plans which were incurred during the period but not recognized as the same periodic pension costs are recognized as accumulated other comprehensive income by the amount after tax. The amounts recognized in accumulated other comprehensive income are subsequently recognized in profit or loss as a component of retirement benefit expenses over a period of time in the future. Under IFRS, the prior service costs are expensed as incurred. The actuarial gain and loss are recognized in other comprehensive income by the amount after tax and they are transferred from other components of equity to retained earnings directly without recording through profit or loss.

Due to these changes, retirement benefit assets included in “Other non-current assets” increased by 1,522 million yen and “Retirement benefit liabilities” decreased by 2,617 million yen. As a result, “Retained earnings” decreased by 32,624 million yen and “Other components of equity” increased by 35,603 million yen, which were derived after deducting adjustments to deferred taxes of 1,239 million yen.

D. Income taxes

Under U.S. GAAP, all subsequent changes of deferred tax asset and liability due to a change in the tax rate, reassessment of recoverability are recognized in profit or loss. Under IFRS, changes of deferred tax assets and liabilities on other comprehensive income are recognized in other comprehensive income.

In addition, under U.S. GAAP, the temporary differences arising from the elimination of intercompany transaction are deferred as prepaid taxes using the sellers’ tax rates. Under IFRS, above temporary differences are recognized as deferred tax assets using the purchasers’ tax rates considering its recoverability.

As a result, “Retained earnings” decreased by 46,300 million yen and “Other components of equity” increased by 46,243 million yen.

E. Levies

Under U.S. GAAP, items qualified as levies such as property tax were recognized at the time of payment. Under IFRS, they were recognized on the date when an obligation to pay arises.

As a result, “Accrued expenses” increased by 2,089 million yen and “Retained earnings” decreased by 1,430 million yen, which was derived after deducting adjustments to deferred taxes of 659 million yen.

F. Reclassification on the condensed quarterly consolidated statement of financial position

Under the presentation requirement on IFRS 15, refund liabilities included in “Less allowances for doubtful accounts and sales returns” were reclassified into “Other current liabilities.”

Under the presentation requirement on IAS 1, “Investments accounted for using the equity method”, “Deferred tax assets” and “Provisions” were presented separately.

c. Reconciliation of equity as of March 31, 2018

Accounts under U.S. GAAP	U.S. GAAP	Effect of change in line items	Recognition and measurement differences	IFRS	Note	Accounts under IFRS
	(Yen in millions)
Assets						Assets
Current assets						Current assets
Cash and cash equivalents	424,938	—	—	424,938		Cash and cash equivalents
Short-term investments in debt securities	38,023	158,779	—	196,802		Short-term investments
Other short-term investments	158,779	(158,779)	—	—
Trade notes receivables	26,072	356,587	—	382,659		Trade and other receivables
Trade accounts receivables	331,570	(331,570)	—	—
Less allowances for doubtful accounts and sales returns	(5,490)	5,490	—	—	F
	—	12,996	—	12,996		Other financial assets
Inventories	364,875	—	—	364,875		Inventories
Other current assets	137,849	(47,383)	(6,837)	83,629		Other current assets

Total current assets	1,476,616	(3,880)	(6,837)	1,465,899		Total current assets

Non-current assets						Non-current assets
Long-term investments in debt and equity securities	1,050,537	21,453	—	1,071,990		Debt and equity instruments
	—	3,874	—	3,874	F	Investments accounted for using the equity method
Other long-term investments	25,858	(10,177)	—	15,681		Other financial assets
Land	62,141	238,783	(12,026)	288,898	B	Property, plant and equipment
Buildings	363,714	(363,714)	—	—
Machinery and equipment	880,918	(880,918)	—	—
Construction in progress	23,996	(23,996)	—	—
Less accumulated depreciation	(1,029,845)	1,029,845	—	—
Goodwill	144,268	—	—	144,268		Goodwill
Intangible assets	80,186	—	—	80,186		Intangible assets
	—	32,071	9,299	41,370	D, F	Deferred tax assets
Other assets	78,688	(65,040)	2,999	16,647	C	Other non-current assets

Total non-current assets	1,680,461	(17,819)	272	1,662,914		Total non-current assets

Total assets	3,157,077	(21,699)	(6,565)	3,128,813		Total assets

Accounts under U.S. GAAP	U.S. GAAP	Effect of change in line items	Recognition and measurement differences	IFRS	Note	Accounts under IFRS
	(Yen in millions)
Liabilities and Equity						Liabilities and Equity
Liabilities						Liabilities
Current liabilities						Current liabilities
Short-term borrowings	145	(145)	—	—
Current portion of long-term debt	9,293	(9,293)	—	—
Trade notes and accounts payable	149,734	66,951	—	216,685		Trade and other payables
Other notes and accounts payable	66,970	(66,970)	—	—
	—	5,039	—	5,039		Other financial liabilities
Accrued payroll and bonus	68,664	(68,664)	—	—
Accrued income taxes	19,436	—	—	19,436		Income tax payables
Other accrued liabilities	50,727	59,867	3,455	114,049	E	Accrued expenses
	—	32,302	—	32,302	F	Provisions
Other current liabilities	55,017	(23,141)	—	31,876	F	Other current liabilities

Total current liabilities	419,986	(4,054)	3,455	419,387		Total current liabilities

Non-current liabilities						Non-current liabilities
Long-term debt	20,237	(12,867)	—	7,370		Long-term financial liabilities
Accrued pension and severance liabilities	28,723	—	389	29,112	C	Retirement benefit liabilities
Deferred income taxes	223,530	(3,378)	798	220,950	D	Deferred tax liabilities
	—	19,914	—	19,914	F	Provisions
Other non-current liabilities	40,095	(21,314)	—	18,781		Other non-current liabilities

Total non-current liabilities	312,585	(17,645)	1,187	296,127		Total non-current liabilities

Total liabilities	732,571	(21,699)	4,642	715,514		Total liabilities

Equity						Equity
Common stock	115,703	—	—	115,703		Common stock
Additional paid-in capital	165,125	—	(46)	165,079		Capital surplus
Retained earnings	1,675,780	—	(98,139)	1,577,641	A,B,C D,E	Retained earnings
Accumulated other comprehensive income	411,980	—	87,730	499,710	A,C,D	Other components of equity
Common stock in treasury stock, at cost	(32,342)	—	—	(32,342)		Treasury stock

Total Kyocera Corporation’s shareholders’ equity	2,336,246	—	(10,455)	2,325,791		Total equity attributable to owners of the parent
Noncontrolling interests	88,260	—	(752)	87,508		Non-controlling interests

Total equity	2,424,506	—	(11,207)	2,413,299		Total equity

Total liabilities and equity	3,157,077	(21,699)	(6,565)	3,128,813		Total liabilities and equity

Notes to reconciliation of equity as of March 31, 2018

The major items of the reconciliation of equity as of March 31, 2018 are as follows:

A. Exchange differences on translating foreign operations

Under IFRS 1, a first-time adopter may choose to deem the cumulative exchange differences on translating foreign operations as zero at the date of transition to IFRS. Kyocera has chosen to apply this exemption and transferred all cumulative exchange differences on translating foreign operations into retained earnings at the date of transition to IFRS.

As a result, “Retained earnings” decreased by 14,124 million yen and “Other component of equity” increased by 13,118 million yen, which was derived after deducting adjustments to deferred taxes of 1,006 million yen.

B. Deemed cost

Under IFRS 1, for property, plant and equipment, a first-time adopter may use fair value as deemed cost at the date of transition to IFRS. Kyocera has applied this exemption and used fair value as the deemed cost at the date of transition to IFRS for certain item of property, plant and equipment.

The carrying amount of these property, plant and equipment under U.S. GAAP was 29,188 million yen, while the fair value was 18,266 million yen. As a result, “Property, plant and equipment” decreased by 10,922 million yen and “Retained earnings” decreased by 7,618 million yen, which was derived after deducting adjustments to deferred taxes of 3,304 million yen.

C. Retirement benefit

Under U.S. GAAP, the prior service costs and the actuarial gain and loss, resulted from defined benefit plan or unfunded retirement and severance plans which were incurred during the period but not recognized as the same periodic pension costs are recognized as accumulated other comprehensive income by the amount after tax. The amounts recognized in accumulated other comprehensive income are subsequently recognized in profit or loss as a component of retirement benefit expenses over a period of time in the future. Under IFRS, the prior service costs are expensed as incurred. The actuarial gain and loss are recognized in other comprehensive income by the amount after tax and they are transferred from other components of equity to retained earnings directly without recording through profit or loss.

Due to these changes, retirement benefit assets included in “Other non-current assets” increased by 3,767 million yen and “Retirement benefit liabilities” increased by 389 million yen. As a result, “Retained earnings” decreased by 25,547 million yen and “Other components of equity” increased by 28,445 million yen, which were derived after deducting adjustments to deferred taxes of 1,349 million yen.

D. Income taxes

Under U.S. GAAP, all subsequent changes of deferred tax asset and liability due to a change in the tax rate, reassessment of recoverability are recognized in profit or loss. Under IFRS, changes of deferred tax assets and liabilities on other comprehensive income are recognized in other comprehensive income.

In addition, under U.S. GAAP, the temporary differences arising from the elimination of intercompany transaction are deferred as prepaid taxes using the sellers’ tax rates. Under IFRS, above temporary differences are recognized as deferred tax assets using the purchasers’ tax rates considering its recoverability.

As a result, “Retained earnings” decreased by 47,685 million yen and “Other components of equity” increased by 46,200 million yen.

E. Levies

Under U.S. GAAP, items qualified as levies such as property tax were recognized at the time of payment. Under IFRS, they were recognized on the date when an obligation to pay arises.

As a result, “Accrued expenses” increased by 3,455 million yen and “Retained earnings” decreased by 2,398 million yen, which was derived after deducting adjustments to deferred taxes of 1,052 million yen.

F. Reclassification on the consolidated statement of financial position

Under the presentation requirement on IFRS 15, refund liabilities included in “Less allowances for doubtful accounts and sales returns” were reclassified into “Other current liabilities.”

Under the presentation requirement on IAS 1, “Investments accounted for using the equity method” and “Deferred tax assets” were presented separately.

d. Reconciliations of profit or loss and other comprehensive income for three month ended June 30, 2017

Accounts under U.S. GAAP	U.S. GAAP	Effect of change in line items	Recognition and measurement differences	IFRS	Note	Accounts under IFRS
	(Yen in millions)
Net sales	345,162	—	—	345,162		Sales revenue
Cost of sales	248,334	—	(493)	247,841	A, B	Cost of sales

Gross profit	96,828	—	493	97,321		Gross profit
Selling, general and administrative expenses	65,661	—	400	66,061	A, B	Selling, general and administrative expenses

Profit from operations	31,167	—	93	31,260		Operating profit
Other income (expenses)
Interest and dividend income	18,403	161	—	18,564		Finance income
Interest expense	323	(163)	—	160		Finance expenses
Foreign currency transaction losses, net	(590)	—	—	(590)		Foreign exchange gains (losses)
Gains on sales of securities, net	328	(328)	—	—
	—	25	—	25	D	Share of net profit of investments accounted for using the equity method
Other, net	275	(21)	—	254		Other, net

Income before income taxes	49,260	—	93	49,353		Profit before income taxes
Income taxes	12,732	—	39	12,771		Income taxes

Net income	36,528	—	54	36,582		Profit for the period

						Profit attributable to:
Net income attributable to Kyocera Corporation’s shareholders	34,981	—	45	35,026		Owners of the parent
Net income attributable to noncontrolling interests	1,547	—	9	1,556		Non-controlling interests

Accounts under U.S. GAAP	U.S. GAAP	Effect of change in line items	Recognition and measurement differences	IFRS	Note	Accounts under IFRS
	(Yen in millions)
Net income	36,528	—	54	36,582		Profit for the period
Other comprehensive income— net of taxes						Other comprehensive income, net of taxation
Pension liability adjustment	(587)	—	587	—	A	Re-measurement of defined benefit plans
Net unrealized gains (losses) on securities	15,001	—	(8)	14,993		Net unrealized gains (losses) on securities
Net unrealized gains (losses) on derivative financial instruments	(52)	(26)	—	(78)		Net changes in fair value of cash flow hedge
Foreign currency translation adjustments	7,221	4	(1,208)	6,017	C	Exchange differences on translating foreign operations
	—	22	—	22		Share of other comprehensive income of investments accounted for using the equity method

Total other comprehensive income	21,583	—	(629)	20,954		Total other comprehensive income

Comprehensive income	58,111	—	(575)	57,536		Comprehensive income for the period

						Comprehensive income attributable to:
Comprehensive income attributable to Kyocera Corporation’s shareholders	55,900	—	(591)	55,309		Owners of the parent
Comprehensive income attributable to noncontrolling interests	2,211	—	16	2,227		Non-controlling interests

Notes to reconciliations of profit or loss and other comprehensive income for the three months ended June 30, 2017.

The major items of the reconciliations of profit or loss and other comprehensive income for the three months ended June 30, 2017 are as follows:

A. Retirement benefit

Under U.S. GAAP, the prior service costs and the actuarial gain and loss, resulted from defined benefit plan or unfunded retirement and severance plans which were incurred during the period but not recognized as the same periodic pension costs are recognized as accumulated other comprehensive income by the amount after tax. The amounts recognized in accumulated other comprehensive income are subsequently recognized in profit or loss as a component of retirement benefit expenses over a period of time in the future. Under IFRS, the prior service costs are expensed as incurred. The actuarial gain and loss are recognized in other comprehensive income by the amount after tax and they are transferred from other components of equity to retained earnings directly without recording through profit or loss.

Due to these changes, “Cost of sales” and “Selling, general and administrative expenses” increased by 953 million yen and 404 million yen, respectively. As a result, “Profit before income taxes” decreased by 1,357 million yen.

B. Levies

Under U.S. GAAP, items qualified as levies such as property tax were recognized at the time of payment. Under IFRS, they were recognized on the date when an obligation to pay arises.

Due to this change, “Cost of sales” and “Selling, general and administrative expenses” decreased by 1,270 million yen and 95 million yen, respectively. As a result, “Profit before income taxes” increased by 1,365 million yen.

C. Exchange differences on translating foreign operations

Under IFRS 1, a first-time adopter may choose to deem the cumulative exchange differences on translating foreign operations as zero at the date of transition to IFRS. Kyocera has chosen to apply this exemption and transferred all cumulative exchange differences on translating foreign operations into retained earnings at the date of transition to IFRS.

Due to the resolution for liquidation of certain foreign consolidated subsidiaries, Kyocera recognized deferred tax regarding cumulative exchange differences on translating foreign operations. As a result, “Exchange differences on translating foreign operations” decreased by 1,006 million yen.

D. Reclassifications on the consolidated statement of profit or loss

Under the presentation requirement on IAS 1, “Share of net profit of investments accounted for using the equity method” was presented separately.

e. Reconciliations of profit or loss and other comprehensive income for the year ended March 31, 2018

Accounts under U.S. GAAP	U.S. GAAP	Effect of change in line items	Recognition and measurement differences	IFRS	Note	Accounts under IFRS
	(Yen in millions)
Net sales	1,577,039	—	—	1,577,039		Sales revenue
Cost of sales	1,200,911	—	3,300	1,204,211	A	Cost of sales

Gross profit	376,128	—	(3,300)	372,828		Gross profit
Selling, general and administrative expenses	280,553	—	1,576	282,129	A	Selling, general and administrative expenses

Profit from operations	95,575	—	(4,876)	90,699		Operating profit
Other income (expenses)
Interest and dividend income	40,498	985	—	41,483		Finance income
Interest expense	1,395	165	—	1,560		Finance expenses
Foreign currency transaction losses, net	(827)	—	—	(827)		Foreign exchange gains (losses)
Gains on sales of securities, net	1,629	(1,629)	—	—
	—	(1,564)	—	(1,564)	C	Share of net loss of investments accounted for using the equity method
Other, net	(3,614)	2,373	3,002	1,761	B	Other, net

Income before income taxes	131,866	—	(1,874)	129,992		Profit before income taxes
Income taxes	46,881	—	885	47,766		Income taxes

Net income	84,985	—	(2,759)	82,226		Profit for the year

						Profit attributable to:
Net income attributable to Kyocera Corporation’s shareholders	81,789	—	(2,652)	79,137		Owners of the parent
Net income attributable to noncontrolling interests	3,196	—	(107)	3,089		Non-controlling interests

Accounts under U.S. GAAP	U.S. GAAP	Effect of change in line items	Recognition and measurement differences	IFRS	Note	Accounts under IFRS
	(Yen in millions)
Net income	84,985	—	(2,759)	82,226		Profit for the year
Other comprehensive income— net of taxes						Other comprehensive income, net of taxation
Pension liability adjustment	6,428	—	2,924	9,352	A	Re-measurement of defined benefit plans
Net unrealized gains (losses) on securities	(40,087)	—	(51)	(40,138)		Net unrealized gains (losses) on securities
Net unrealized gains (losses) on derivative financial instruments	27	(82)	—	(55)		Net changes in fair value of cash flow hedge
Foreign currency translation adjustments	(2,703)	125	(4,092)	(6,670)	B	Exchange differences on translating foreign operations
	—	(43)	—	(43)		Share of other comprehensive income of investments accounted for using the equity method

Total other comprehensive income	(36,335)	—	(1,219)	(37,554)		Total other comprehensive income

Comprehensive income	48,650	—	(3,978)	44,672		Comprehensive income for the year

						Comprehensive income attributable to:
Comprehensive income attributable to Kyocera Corporation’s shareholders	46,252	—	(3,121)	43,131		Owners of the parent
Comprehensive income attributable to noncontrolling interests	2,398	—	(857)	1,541		Non-controlling interests

Notes to reconciliations of profit or loss and other comprehensive income for the year ended March 31, 2018.

The major items of the reconciliations of profit or loss and other comprehensive income for the year ended March 31, 2018 are as follows:

A. Retirement benefit

Under U.S. GAAP, the prior service costs and the actuarial gain and loss, resulted from defined benefit plan or unfunded retirement and severance plans which were incurred during the period but not recognized as the same periodic pension costs are recognized as accumulated other comprehensive income by the amount after tax. The amounts recognized in accumulated other comprehensive income are subsequently recognized in profit or loss as a component of retirement benefit expenses over a period of time in the future. Under IFRS, the prior service costs are expensed as incurred. The actuarial gain and loss are recognized in other comprehensive income by the amount after tax and they are transferred from other components of equity to retained earnings directly without recording through profit or loss.

Due to these changes, “Cost of sales” and “Selling, general and administrative expenses” increased by 3,718 million yen and 1,635 million yen, respectively. As a result, “Profit before income taxes” decreased by 5,353 million yen.

B. Exchange differences on translating foreign operations

Under IFRS 1, a first-time adopter may choose to deem the cumulative exchange differences on translating foreign operations as zero at the date of transition to IFRS. Kyocera has chosen to apply this exemption and transferred all cumulative exchange differences on translating foreign operations into retained earnings at the date of transition to IFRS.

Due to the liquidation of certain foreign consolidated subsidiaries, Kyocera reclassified cumulative exchange differences on translating foreign operations into profit or loss. As a result, “Other, net” increased by 3,242 million yen and “Profit before income taxes” increased by the same amount.

C. Reclassifications on the consolidated statement of profit or loss

Under the presentation requirement on IAS 1, “Share of net loss of investments accounted for using the equity method” was presented separately.

f. Reconciliation of consolidated statement of cash flows for the three months ended June 30, 2017 and year ended March 31, 2018

There are no material differences between the consolidated statement of cash flows presented under U.S. GAAP and the consolidated statement of cash flows presented under IFRS.

As mentioned above, the effect of transition to IFRS on retained earnings at the date of transition to IFRS, June 30, 2017 and March 31, 2018 are as follows:

	The date of transition to IFRS (April 1, 2017)	As of June 30, 2017	As of March 31, 2018
	(Yen in millions)
Exchange differences on translating foreign operations	(16,360)	(16,360)	(14,124)
Deemed cost	(7,648)	(7,648)	(7,618)
Retirement benefit	(31,723)	(32,624)	(25,547)
Income taxes	(46,247)	(46,300)	(47,685)
Levies	(2,370)	(1,430)	(2,398)
Other	(902)	(843)	(767)

Total	(105,250)	(105,205)	(98,139)

2. Others

Lawsuits

For detailed information about lawsuits, please refer to “Notes to Condensed Quarterly Consolidated Financial Statements 14. Commitments (2) Long-term purchase agreements for the supply of raw materials” and “15. Contingencies (2) Patent lawsuits, (3) Environmental matters.”

Part II. Corporate Information on Guarantors and others

Not Applicable